U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of February 2006

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1. Press release dated February 9, 2006, relating to the announcement of earnings results for the fourth quarter and consolidated revenue for the fiscal year ended December 31, 2005.

2. Press released dated February 9, 2006, relating to the announcement of year-end cash dividends per share.

3. Press released dated February 9, 2006, relating to the announcement of a change of the independent auditor.

4. Press release dated February 9, 2006, relating to the announcement of annual earnings results for the fiscal year ended December 31, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	February 9, 2006	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

Trend Micro Reports Record Results for 2005

Revenues up 18 percent driven by strong growth in the U.S. market

Tokyo, Japan – February 9, 2006 – Trend Micro Incorporated (TSE: 4704, NASDAQ: TMIC), a leader in network antivirus and Internet content security software and services, today announced earnings results for the fourth quarter and consolidated revenue for fiscal year 2005.

For the fourth quarter, Trend Micro posted a record 20.57 billion Yen ($175.1 million, 117.43JPY=1USD) in net sales, representing 16 percent growth year over year and 14 percent growth over the third quarter. Operating income for the quarter was 7.94 billion Yen ($67.6 million) and net income was 5.80 billion Yen ($49.3 million).

For 2005, Trend Micro posted record consolidated net sales of 73.03 billion Yen (or U.S. $621.9 million), representing an annual growth rate of 18 percent. The company also reported operating income of 27.57 billion Yen (or U.S. $234.8 million) and net income of 18.67 billion Yen (or US $159.0 million). Revenues from products and services sold to enterprise, mid-sized, and small business customers worldwide comprised 78 percent of 2005 revenues; revenue from consumer products comprised the remaining 22 percent.

Trend Micro continued to experience growth worldwide, most notably in North America where sales grew 30 percent annually. In particular, the region experienced 56 percent growth in consumer sales. In the Japan and Asia-Pacific regions, annual sales increased 16 and 25 percent, respectively.

“2005 was a significant year for our company,” said Eva Chen, CEO of Trend Micro. “We did a lot in the last year to build a strong foundation that we believe positions us for the next stage of growth and continued leadership. Our future growth will be fuelled not only by our technological innovation but by continuously understanding our customers and delivering solutions that exceed their expectations.”

Based on information currently available to the company, consolidated net sales for the first quarter ending March 31, 2006, is expected to be 19.5 billion Yen (or U.S. $165.3 million, based on an exchange rate of 118JPY = 1USD). Operating income and net income are expected to be 7.8 billion Yen (or U.S. $66.1 million) and 4.4 billion Yen (or U.S. $37.3 million), respectively.

2005 Business Highlights

Awards and Recognitio

Corporate

•	Trend Micro was listed on the Dow Jones Sustainability Indexes for the second consecutive year.

•	For the second year in a row, VARBusiness magazine named Trend Micro Company of the Year and awarded it the Product Innovation Annual Report Card Award.

•	In March, Trend Micro Premium Support won the SSPA STAR Award 2005 for Best Practices.

•	For the third consecutive year, Trend Micro was acknowledged as the No.1 global brand in Taiwan, according to a study by global brand consultancy Interbrand.

Products

•	Trend Micro PC-cillin Internet Security 2005 and OfficeScan achieved the industry’s first spyware certification.

•	Trend Micro’s ScanMail was named 2005 Readers’ Choice Award Winner by Windows IT Pro in the Antivirus/Mail Server category of the 2005 Windows IT Pro Readers’ Choice Awards.

•	In May, PC-cillin won Editor’s Choice from Entrepreneur Magazine.

•	In January, Trend Micro was voted the “Best Solution” by Tech Data’s TechSelect Member.

Products and Innovation

In 2005, Trend Micro introduced the following new products to complement its existing multi-threat security solutions for gateways, servers, desktops, mobile devices, etc.:

•	Anti-Spyware Solutions – Shortly after acquiring InterMute, Trend Micro, delivered versatile anti-spyware solutions that feature standalone and integrated deployment options for large enterprises, small and medium businesses, and consumers. The solutions provide multi-layered options for delivering anti-spyware protection throughout the network environment – from the gateway to the desktop.

•	Trend Micro Network Reputation Services (Trend Micro RBL+ and Network Anti-Spam Services) – Resulting from the Kelkea acquisition, these service-based solutions provide a first line of defense that stops spam at its source — before it reaches the network. Real-time spam blocking identifies new sources of spam, including zombies and botnets, as soon as they begin spamming.

•	Communication and Collaboration Solutions — Trend Micro launched a group of solutions offering enhanced antivirus, content, and anti-spam protection for email, instant messaging, and collaboration environments. These solutions include Trend Micro ScanMail for Exchange 7.0, Trend Micro ScanMail Lotus Domino 3.0, Trend Micro Instant Messaging Security for Microsoft Office Live Communication Server, Trend Micro PortalProtect for Microsoft SharePoint, InterScan Messaging Security Suite, and Spam Prevention Solution.

Corporate and Business Highlights

•	Trend Micro’s strategic alliance partner Cisco announced a number of outbreak prevention solutions, including the Cisco Incident Control System, which the two companies developed jointly.

•	Trend Micro announced that leading computer system manufacturer Dell is offering North American customers the choice to pre-install Trend Micro PC-cillin Internet Security on new desktop and notebook systems.

•	In August, the U.S. International Trade Commission issued a final ruling in Trend Micro’s patent infringement lawsuit against Fortinet, ordering the Sunnyvale, CA-based company to stop advertising, distributing, importing, and selling FortiGate™ products in the United States. The decision validated Trend Micro’s patent involving virus scanning at the server and gateway.

* On January 30, 2006, Tend Micro Inc. and Fortinet, Inc. announced that the two companies have reached a settlement in a longstanding patent dispute involving Fortinet’s alleged infringement of Trend Micro’s U.S. Patent 5,623,600.

•	To ensure continued innovation and sharpen its focus on new and emerging threats, Trend Micro announced the appointment of three chief technologists. Raimund Genes as chief technologist for anti-malware; Ed English as chief technologist post for anti-spyware; and Dave Rand as chief technologist of Internet content security.

•	New customers in the fourth quarter included: Chunghwa Telecom (Taiwan), Hydro One (Canada), National Library of Medicine (U.S.), North Carolina Farm Bureau Insurance Group (U.S.).

Notice Regarding Forward-looking Statements

Certain statements that we make in this release are forward-looking statements. These forward-looking statements are based upon management’s current assumptions and beliefs in light of the information currently available to it, but involve known and unknown risks and uncertainties. Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

•	Difficulties in addressing new virus and other computer security problems

•	Timing of new product introductions and lack of market acceptance for our new products

•	The level of continuing demand for, and timing of sales of, our existing products

•	Rapid technological change within the antivirus software industry

•	Changes in customer needs for antivirus software

•	Existing products and new product introductions by our competitors and the pricing of those products

•	Declining prices for products and services

•	The effect of future acquisitions on our financial condition and results of operations

•	The effect of adverse economic trends on our principal markets

•	The effect of foreign exchange fluctuations on our results of operations

•	An increase in the incidence of product returns

•	The potential lack of attractive investment targets and

•	Difficulties in successfully executing our investment strategy

We assume no obligation to update any forward-looking statements. For more details regarding risk factors relating to our future performance, please refer to our filings with the U.S. Securities and Exchange Commission.

About Trend Micro, Inc.

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our Web site, www.trendmicro.com.

# # #

Trend Micro and the t-ball logo are trademarks or registered trademarks of Trend Micro Incorporated. TrendLabs is a service mark of Trend Micro Incorporated. All other company or product names may be trademarks or registered trademarks of their owners.

For additional Information:

Mr. Mahendra Negi

Chief Financial Officer/IR Officer

Phone: +81-3-5334-4899

Fax: +81-3-5334-4874

ir@trendmicro.co.jp

Supplementary Information

(1) CONSOLIDATED BALANCE SHEETS

	(Thousands of yen)
Account	December 31, 2004		December 31, 2005
	Amount	%	Amount	%
<Assets>
Current assets:
Cash and cash equivalents	52,908,357		59,612,577
Time deposits	383,276		1,435,293
Marketable securities	15,288,575		22,395,365
Notes and accounts receivable, trade –less allowance for doubtful accounts (Yen) 292,815 in FY2004 and (Yen) 282,257 in FY2005, respectively –less sales returns (Yen) 572,123 in FY2004 and (Yen) 422,453 in FY2005, respectively	15,245,213		19,198,870
Inventories	201,243		359,897
Deferred income taxes	6,224,972		6,727,229
Prepaid expenses and other current assets	1,560,058		1,925,791

Total current assets	91,811,694	86.0	111,655,022	84.0

Investments and other assets:
Securities investments	9,831,913		11,159,428
Investment in and advances to affiliated companies	175,281		321,569
Software development costs	438,464		1,174,691
Other intangibles	296,368		1,390,434
Goodwill	—		2,130,179
Deferred income taxes	1,695,771		2,033,488
Other	636,009		671,800

Total investments and other assets	13,073,806	12.3	18,881,589	14.2

Property and equipment:
Office furniture and equipment	3,323,526		4,468,891
Other properties	1,165,173		1,539,195

	4,488,699		6,008,086
Less: Accumulated depreciation	(2,640,288)		(3,609,473)

Total property and equipment	1,848,411	1.7	2,398,613	1.8

Total assets	106,733,911	100.0	132,935,224	100.0

	(Thousands of yen)
Account	December 31, 2004		December 31, 2005
	Amount	%	Amount	%
<Liabilities, minority interest and shareholders’ equity>

Current liabilities:
Notes payable, trade	88,087		118,572
Accounts payable, trade	1,271,067		794,450
Accounts payable, other	2,699,762		3,208,625
Withholding income taxes	882,693		1,082,302
Accrued expenses	2,143,694		3,138,674
Accrued income and other taxes	7,192,085		5,476,791
Deferred revenue	24,634,662		31,506,315
Other	651,503		895,088

Total current liabilities	39,563,553	37.1	46,220,817	34.8

Long-term liabilities:
Deferred revenue	3,268,892		3,874,936
Accrued pension and severance costs	656,041		889,774
Other	70,665		82,056

Total long-term liabilities	3,995,598	3.7	4,846,766	3.6

Minority interest	—	—	4,531	0.0

Shareholders’ equity:
Common stock
Authorized
-December 31, 2004 250,000,000 shares (no par value)
-December 31, 2005 250,000,000 shares (no par value)
Issued
-December 31, 2004 135,755,872 shares	11,426,977
-December 31, 2005 136,603,725 shares			12,484,849
Additional paid-in capital	17,359,335		18,572,063
Retained earnings	42,165,026		55,971,955
Accumulated other comprehensive income
Net unrealized gain (loss) on debt and equity securities	284,348		657,885
Cumulative translation adjustments	(606,463)		1,459,600

	(322,115)		2,117,485

Treasury stock, at cost
-December 31, 2004 2,588,439 shares	(7,454,463)
-December 31, 2005 2,513,231 shares			(7,283,242)

Total shareholders’ equity	63,174,760	59.2	81,863,110	61.6

Total liabilities, minority interest and shareholders’ equity	106,733,911	100.0	132,935,224	100.0

(2) CONSOLIDATED STATEMENTS OF INCOME

	(Thousands of yen)
Account	For the year ended December 31, 2004		For the year ended December 31, 2005		Increase (Decrease)
	Amount	%	Amount	%	%
Net sales	62,049,254	100.0	73,029,901	100.0	17.7
Cost of sales:
Amortization of capitalized software, and Material	3,236,499		2,598,603
Maintenance	2,260,934		1,671,320
Customer Support	5,723,426		6,857,901

Total Cost of sales	11,220,859	18.1	11,127,824	15.2	(0.8)

Operating Expense:
Selling	16,009,409		20,944,484
Research and development	2,597,325		4,395,207
General and administrative	6,143,985		8,990,611

Total operating expenses	24,750,719	39.9	34,330,302	47.0	38.7

Operating income	26,077,676	42.0	27,571,775	37.8	5.7

Other incomes (expenses):
Interest income	451,217		836,910
Interest expense	(87,464)		(3,709)
Gain (loss) on sales of marketable securities	101,199		370,326
Foreign exchange gain (loss), net	(183,292)		327,257
Other income (expense), net	(34,350)		5,741

Total other income (expense)	247,310	0.4	1,536,525	2.1	521.3

Net income before tax	26,324,986	42.4	29,108,300	39.9	10.6

Income taxes:
Current	11,893,659		11,863,127
Deferred	(1,390,387)		(1,358,568)

	10,503,272	16.9	10,504,559	14.4	0.0

Income before minority interest and equity in earnings of affiliated companies	15,821,714	25.5	18,603,741	25.5	17.6
Minority interest in income of consolidated subsidiaries	—	—	(338)	0.0	—
Equity in earnings (losses) of affiliated companies	53,122	0.1	66,551	0.1	25.3

Net income	15,874,836	25.6	18,669,954	25.6	17.6

Per share data:
Net income	Yen		Yen
-Basic	120.64		139.85
-Diluted	118.59		137.83

(3) CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	(Thousands of yen)
Account	For the year ended December 31, 2004	For the year ended December 31, 2005
Net income	15,874,836	18,669,954

Other comprehensive income (loss), before tax:
Unrealized gains (losses) on debt and equity securities:
Unrealized holding gains (loss) arising during period	514,117	1,375,136
Less reclassification adjustment for (gains) losses included in net income	(143,702)	(704,199)

	370,415	670,937

Foreign currency translation adjustments	(105,517)	2,066,063

Total	264,898	2,737,000

Income tax expense related to unrealized gains (losses) on debt and equity securities	(157,032)	(297,400)

Other comprehensive income (loss), net of tax	107,866	2,439,600

Comprehensive income	15,982,702	21,109,554

(4) CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	(Thousands of yen)
Account	For the year ended December 31,2004	For the year ended December 31,2005
<Common stock>
Balance at beginning of period	7,396,194	11,426,977
Exercise of stock purchase warrants and stock acquisition rights	4,030,783	1,057,872

Balance at end of period	11,426,977	12,484,849

<Additional paid-in capital>
Balance at beginning of period	13,165,881	17,359,335
Tax benefit from exercise of non-qualified stock warrants	498,905	155,323
Tax recognition derived from elimination of reversed warrant related with stock option plan	(312,708)	—
Loss on sales of treasury stock, net of tax	(22,941)	—
Exercise of stock purchase warrants and stock acquisition rights	4,030,198	1,057,405

Balance at end of period	17,359,335	18,572,063

<Retained earnings>
Balance at beginning of period	28,236,466	42,165,026
Net income	15,874,836	18,669,954
Stock issue costs, net of tax	(11,977)	(3,519)
Cash dividends	(1,829,260)	(4,794,028)
Loss on sales of treasury stock, net of tax	(105,039)	(65,478)

Balance at end of period	42,165,026	55,971,955

<Net realized gain (loss) on debt and equity securities>
Balance at beginning of period	70,965	284,348
Net change during the period	213,383	373,537

Balance at end of period	284,348	657,885

<Cumulative translation adjustments>
Balance at beginning of period	(500,946)	(606,463)
Aggregate translation adjustments for the period	(105,517)	2,066,063

Balance at end of period	(606,463)	1,459,600

<Treasury stock, at cost>
Balance at beginning of period	(4,416,763)	(7,454,463)
Purchase of treasury stock	(3,759,507)	(142,062)
Sales of treasury stock	721,807	313,283

Balance at end of period	(7,454,463)	(7,283,242)

Total shareholders’ equity	63,174,760	81,863,110

(5) CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Thousands of yen)
Account	For the year ended December 31, 2004	For the year ended December 31, 2005
Cash flows from operating activities:
Net income	15,874,836	18,669,954
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	1,590,743	1,878,050
Pension and severance costs, less payments	166,649	207,109
Deferred income taxes	(1,390,387)	(1,358,568)
(Gain) loss on sales of marketable securities	(101,199)	(370,326)
Equity in earnings of affiliated companies	(53,122)	(66,551)
(Gain) loss on sale and disposal of fixed assets	—	11,585
Minority interest	—	338
Changes in assets and liabilities:
Increase (decrease) in deferred revenue	7,293,488	6,209,680
(Increase) decrease in accounts receivable, net of allowances	(3,421,729)	(3,567,924)
(Increase) decrease in inventories	(124,093)	(124,971)
Increase (decrease) in notes and accounts payable, trade	379,882	(526,321)
Increase (decrease) in accrued income and other taxes	2,912,481	(1,826,959)
(Increase) decrease in other current assets	(90,479)	(34,426)
Increase (decrease) in accounts payable, other	823,199	381,414
Increase (decrease) in other current liabilities	1,107,855	1,336,703
(Increase) decrease in other assets	110,628	(207,984)
Other	(178,744)	34,809

Net cash provided by operating activities	24,900,008	20,645,612

Cash flows from investing activities:
Payments for purchases of property and equipment	(801,935)	(1,153,193)
Software development cost	(645,166)	(1,446,248)
Payments for purchases of other intangibles	(229,167)	(216,107)
Proceeds from sales of marketable securities	4,986,012	22,079,575
(Payment for)/Proceeds from marketable securities maturing within three months or less (net)	(2,156,191)	(189,708)
Payments for purchases of marketable securities and security investments	(17,240,100)	(28,043,534)
Payments for business acquisition	—	(2,716,702)
(Payments for)/Proceeds from time deposits	57,047	(1,052,017)

Net cash used in investing activities	(16,029,500)	(12,737,934)

Cash flows from financing activities:
Issuance of common stock pursuant to exercise of stock purchase warrants and stock acquisition rights	8,049,004	2,111,758
Redemption of bonds	(6,500,000)	—
Proceeds from/(Purchase of) treasury stock (net)	(3,165,679)	105,743
Tax benefit from exercise of non-qualified stock warrants	498,905	155,322
Tax recognition derived from elimination of reversed warrant related with stock option plan	(312,708)	—
Capital contribution from minority interest	—	4,193
Dividends paid	(1,819,607)	(4,782,764)

Net cash used in financing activities	(3,250,085)	(2,405,748)

Effect of exchange rate changes on cash and cash equivalents	568,994	1,202,290

Net increase (decrease) in cash and cash equivalents	6,189,417	6,704,220
Cash and cash equivalents at beginning of period	46,718,940	52,908,357

Cash and cash equivalents at end of period	52,908,357	59,612,577

Supplementary information of cash flow:
Payment for interest expense	114,121	3,709
Payment for income taxes	8,990,398	13,109,985

February 9, 2006

Trend Micro, Inc.
Eva Chen, Representative Director, President,
Chief Executive Officer
First Section of the Tokyo Stock Exchange
Code: 4704
Contact: Hideki Minamibayashi
Telephone: +813-5334-4899

Trend Micro Board Approves Increase of Cash Dividend in the end of fiscal year in December 2005

Trend Micro announced today that year-end cash dividends per share would be increased as follows. The effecting of the election is conditional on the agenda item being approved at the 17th ordinary general meeting of shareholders on March 28, 2006.

1. Reason for an increase of cash dividends

We intend to continue to return profits to shareholders based on our net profits on a consolidated basis while striving to enhance financial strength and secure inner reserves in order to deal with the significantly changing business environment and maintain a competitive edge against competitors. Since the previous dividend distribution, our basic policy on dividends has been set as 30%. We plan to pay a year-end dividend on the basis of a dividend ratio of 40%.

2. Revised dividends for the Year ending December 2005 (January 1 to December 31, 2005)

	Year-end dividends	Basic dividend policy
Year of 2005 (December 31, 2005)	56 yen	Approximately 40%

Appendix

	Year-end dividends	Basic dividend policy
Year of 2004 (December 31, 2005)	36 yen	Approximately 30%
Year of 2003 (December 31, 2004)	14 yen	Approximately 20%

February 9, 2006

Trend Micro, Inc.
Eva Chen, Representative Director, President,
Chief Executive Officer
First Section of the Tokyo Stock Exchange
Code : 4704
Contact : Hideki Minamibayashi
Telephone: +813-5334-4899

Trend Micro announces Change of Independent Auditor

Trend Micro announced today that it has passed a resolution at its Board of Directors meeting held on February 9, 2006, to determine a new independent auditor in charge of audits under Paragraph 1, Article 2, of the Law for Special Exceptions to the Commercial Code Concerning Audits, etc., of Limited Companies (Kabushiki-kaisha) and Paragraph 1, Article 193-2 of the Securities and Exchange Law. The effecting of this change is conditional on the resolution at the 17th ordinary general meeting of shareholders on March 28, 2006.

The prior consent of the Board of Corporate Auditors of the Company has been obtained with regard to the decision not to renew the engagement of the current independent auditor and for the election of the new independent auditor.

1. Reason for the New Election

The term of current engagement of ChuoAoyama PricewarterhouseCoopers, the independent auditor of the Company, will expire at the time of close of the ordinary shareholder’s meeting scheduled on March 28, 2006. At the same time, we plan to engage KPMG AZSA & Co. as the Company’s independent auditor. We have continued to utilize the same independent auditor since December 1999, but we have adopted a policy to review the hiring of an independent auditor every five years by comprehensively considering such things as the scope of its services and fees. As a result of our review based on this policy, we have decided to change the independent auditor at this time.

2. Independent Auditor to be Elected

Name:	KPMG AZSA & Co.
Office location:	AZSA Center Building
1-2, Tsukudo-cho
Shinjuku-ku, Tokyo

3. Independent Auditor before Change
Name:	ChuoAoyama PricewarterhouseCoopers
Office location:	Kasumigaseki Building, 32nd Floor
2-5, Kasumigaseki 3-chome
Chiyoda-Ku, Tokyo

4. Expected Date for Election to Take Effect

March 28, 2006 (expected date for the ordinary general meeting of shareholders)

Feb 9, 2006

Report of Earning Results (Consolidated)

For Fiscal Year Ending December 31, 2005

[ Prepared in accordance with US GAAP ]

Company:	Trend Micro Incorporated		Tokyo Stock Exchange 1st Section
Code:	4704		Location : Tokyo
(URL http://www.trendmicro.co.jp/)
Representative:	Title	Representative Director and Chief Executive Officer
	Name	Eva Chen
Contact:	Title	Director, Corporate Affairs Department
	Name	Hideki Minamibayashi	(Phone: 81-3-5334-3600)

Date of the board of directors authorizing the earning results:			Feb 9, 2006

1. Financial Highlights for FY2005 (January 1, 2005 through December 31, 2005)

(All figures except for per share information are rounded to millions of yen.)

(1) Consolidated Results of Operations

	Net Sales	Growth rate	Operating income	Growth rate	Net income before tax	Growth rate
	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY2005	73,030	17.7	27,572	5.7	29,108	10.6
FY2004	62,049	29.0	26,078	72.1	26,325	71.7

	Net Income	Growth Rate	Net income per share (basic)	Net income per share (diluted)	Return on shareholders’equity	Net income before tax / total assets ratio	Net income before tax ratio
	Millions of yen	%	Yen	Yen	%	%	%
FY2005	18,670	17.6	139.85	137.83	25.7	24.3	39.9
FY2004	15,875	71.6	120.64	118.59	29.6	28.0	42.4

(Note)

1. Equity in earnings of affiliated companies:	67 million yen ( 53 million yen in FY2004)
2. The company made no changes in accounting principles that had material effects on the financial position, results of operations, and cash flow position, during the period.
3. Weighted average number of shares outstanding:	133,498,438 shares (131,588,738 shares in FY2004)
4. The percentage of net sales, operating income, net income before tax and net income are comparison to the prior fiscal year.

(2) Consolidated Financial Position

As of	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of yen	Millions of yen	%	Yen
December 31, 2005	132,935	81,863	61.6	610.51
December 31, 2004	106,734	63,175	59.2	474.40

(Note)

Number of shares outstanding:	134,090,494 shares as of December 31, 2005
133,167,433 shares as of December 31, 2004

(3) Consolidated Cash Flow Information

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Ending balance of cash and cash equivalents
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY2005	20,646	(12,738)	(2,406)	59,613
FY2004	24,900	(16,030)	(3,250)	52,908

(4) Basis of consolidation and application of equity method:

The number of consolidated subsidiaries	20
The number of unconsolidated subsidiaries accounted by equity method	0
The number of affiliated companies	2

(5) Change in the basis of consolidation and application of equity method:

The number of additional consolidated subsidiaries	2
The number of excluded consolidated subsidiaries	1
The number of additional consolidated affiliated companies	0
The number of excluded consolidated affiliated companies	0

2. Projected consolidated earnings

Projected earnings for the next quarter (January 1, 2006 through March 31, 2006)

	Net Sales	Operating income	Net income
	Millions of yen	Millions of yen	Millions of yen
1st Qtr	19,500	7,800	4,400

(Note)        Since the business environment surrounding Trend Micro Group tends to fluctuate in the short run, it is difficult to make the highly reliable projection figures on a yearly basis. We, therefore, decided to announce the earnings on a quarterly basis in the fiscal year ending December 31, 2006 as well as earnings projection of the succeeding quarter.

If we found through our calculation conducted from time to time that the net sales fluctuate from the most recent quarterly projection by more than 10%, or operating income or net income fluctuates by more than 30%, we will announce the revision of the earnings projection.

Attachment to the Report

1. Condition of corporate group

Trend Micro Group consists of Trend Micro Inc. (Japan), and its subsidiaries which develop and sell anti-virus products and offer other related services. Affiliated companies are Soft Trend Capital Corporation which manages capital funds to be invested into Internet-related ventures and NetSTAR Inc. which develops and offers URL filtering products.

Products related to anti-virus:

PC client products	LAN server products	Internet server products	All Suite products	Other products

The business functions in Trend Micro Group are described below.

Function	Operating Segment	Main companies
Research and development	Japan	Trend Micro Inc.(Japan)

	North America	Trend Micro Inc.(U.S.A.)

	Europe	Trend Micro Deutschland GmbH (Germany)
Trend Micro(UK)Limited

	Asia Pacific	Trend Micro Incorporated (Taiwan)
Trend Micro(China)Incorporated

Manufacturing of the Products	Asia Pacific	Trend Micro Incorporated (Taiwan)

Sales of the Products	Japan	Trend Micro Inc.(Japan)

	North America	Trend Micro Inc.(U.S.A.)

	Europe	Trend Micro(EMEA)Limited (Ireland)
Trend Micro Deutschland GmbH (Germany)
Trend Micro Italy S.r.l.
Trend Micro France SA
Trend Micro(UK)Limited

	Asia Pacific	Trend Micro Incorporated (Taiwan)
Trend Micro Korea Inc.
Trend Micro Australia Pty. Ltd.
Trend Micro Hong Kong Limited (China)
Trend Micro(China)Incorporated

	Latin America	Trend Micro do Brasil Ltda.
Trend Micro Latinoamerica S.A. de C.V.(Mexico)

Back office	Europe	Trend Micro(EMEA)Limited (Ireland)

	Latin America	Servicentro TMLA, S.A. de C.V.(Mexico)

In addition, Trend Micro Inc. (Japan) owns software copyrights and receives from its overseas subsidiaries royalties based on the respective sales of products to such subsidiaries.

(Note) All Subsidiaries are consolidated.

2. Management Policy and Business Performance

MANAGEMENT POLICY

(1). BASIC POLICY OF MANAGEMENT

Our Vision:	To create a world safe for exchanging digital information.
Our Mission:	We ensure digital operational continuity against unpredictable threats.

Computer networks, mainly linked to the internet have already become a global infrastructure, as lifelines of the information society regardless of individual, business or national border. In the information society which is flooded with vast amounts of information, the computer network systems are used as communication methods comparable to telephones and faxes and as means to improve and rationalize business processes at companies in recent years, and the systems play a role in improving productivity and efficiency. Today many companies and individuals are being connected via the internet and it has produced various working styles, such as small offices and home offices, which enables employees to work at remote locations and business forms which establish data management operation and customer support operation, etc. in areas where labor cost is relatively low beyond the confines of country, industry or business form. The diffusion of networks on a global scale has already become the foundation for the global economy with eliminating the geological restrictions of business activities.

In typical homes there are many devices with internet functions and fusion of home appliance and IT is emerging as a result of the diffusion of technologies such as IP telephone, broadband high-speed communication technology and wireless communication technology. In-home networks become prevalent and several internet devices are introduced into households, and our daily life is evolving, influenced by the advanced information society.

In this way today’s computer network systems have much impact on the whole society to bring about changes in business forms and individual lifestyles around the world. When we think about the changes of our lives from the viewpoint of information, the benefit of worldwide networking cannot be overestimated. Non- standardized manufacturing processes as the obstacles to digital information exchanges in the past have gradually disappeared, and as a consequence, improvements in compatibility and convenience are achieved. On the other hand, with the disappearance of diversity, the possibility to use vulnerabilities for attacking the whole network system by computer viruses is acknowledged as a problem. With the standardization of the global infrastructure network, the convenience enabled by the internet, and the risks associated with it are on two sides of the same coin. Crimes carried out through the manipulation of computer networks, such as phishing and virus incidents, could have significant impact on our daily lives and economic activities. Today the threats on the network such as computer viruses, spyware and spam are not of a nature that can be predicted beforehand and treated with all possible measures. It seems there is now a requirement for enterprises and individuals to deploy security measures against new network threats and crimes which could increase causing monetary damages and flattenning networks around the world.

For such a great responsibility to protect the global infrastructure, we will provide strongly supportive products and services promptly beyond national boundaries for every phase of operations in the network such as vulnerability prevention, risk management, outbreak prevention, timely update of virus pattern files, assessment and restoration. We are not only protecting each enterprise and individual users from the threats over the networks without interrupting economic activities but also would like to contribute to the further development of the information society by improving the safety of the whole network system.

(2). BASIC POLICY OF PROFIT SHARING

We intend to continue to return profits to shareholders based on the net profit on the consolidated basis while striving to enhance financial strength and secure inner reserve in order to deal with significantly changing business environment and maintain competitive edge against competitors. As our basic policy about dividend, we plan to pay a year-end dividend on the basis of the dividend ratio of 40%.

(3). VIEWS AND POLICIES FOR INVESTMENT UNIT

While we recognize that securing liquidity of our shares is an important issue, we consider the current liquidity is at a satisfactory level. With that background, we conclude that reducing the investment unit which will incur considerable expense is not necessarily profitable to all shareholders.

We intend to review in the future the investment unit as needed taking into consideration the shareholders’ interest and influences to the liquidity of our shares.

(4). TARGET MANAGEMENT INDEX

According to a research institute, the anti-virus industry, which we belongs to, is estimated to expand at an annual growth rate of around 15% from 2005 to 2009 (December 2005, IDC, USA). Making the growth rate of our consolidated net sales to exceed the industry average without fail is an important index that decides for us whether we can grow up to a leading company which can contribute to customers in the global market as well as Japanese market or not.

In view of the fact that we have relatively small amount of investment in physical fixed assets such as manufacturing equipment and have no significant time-lag between accounting profit and loss and cash flow as a characteristics of software companies, have uncertainty about the long-term forecast of the whole industry which, including our company, has a relatively short history, we set target as operating income margin rate of 35 – 40% at this time.

(5). ISSUES TO DEAL WITH

In the anti-virus industry which we belong to, there have been two competitors having higher market share than ours in the US. In addition to this, Microsoft Corporation, a major OS vendor, was announced that it will come into the security market in 2006, so we will face the new big competitor in near future.

The company plans to start the supply of “Windows OneCareTM,” a security service for consumers and also plans to launch “Windows Vista,” a new OS which is said to have an enhanced security function. It also announced that it plans to offer a service called “Client Protection” for corporate users.

It is anticipated that the possibility of Microsoft Corporation’s entry into the security market will make the competition in the market more intense.

For such intensification of competition, we are enhancing our wide range of technologies to realize multifaceted security measures against new threats evolving day by day by acquiring InterMute Inc. which provides anti-spyware technologies and Kelkea Inc. which provides IP filtering and reputation services.

Meanwhile, we confirmed that a virus pattern file: 2.594.00, which we distributed on April 23, 2005, significantly slowed the performance of our customers’ computers and in some cases made their computers inaccessible right after they updated with the file. We have provided assistance for reconstruction, made the utmost effort to settle the problems, and prevent reoccurrence of such a similar incident. We will continuously work to prevent recurrence by improving the quality control system of our products and to restore the user’s trust.

We, an expert in the antivirus area, have formed several alliances with some of the most respected names in the IT industry including Cisco Systems, Inc. in US, the worldwide leader in networking for the internet. Starting from the US market, they have delivered the advanced prevention solution named Cisco Incident Control System (ICS) which contains a part of our anti-virus functions into Cisco’s routers, switches and security appliance products starting.

We believe this kind of alliance is important for our products and sales strategies, because it has potential effects from the fusion of competitive products in each other’s fields and the supplement of sales channels between affiliated vendors.

We would like to continue to develop original solutions faster than the competitors by concentrating our business resources and improve our superiority in products and services with advancing product specifications and performance from the viewpoint of customers. At the same time, we will aim to company growth for the future to strength our loyalty for customers with marketing development to be conscious of the customer attributes based on differences in each buying behaviour.

(6). CORPORATE GOVERNANCE

Our management system is administering business operations under the recognition that quickly corresponding to changes in the environment of our company group and securing transparency and soundness of management as well as keeping reliability of disclosures are of prime importance.

The Board of Directors is composed of four directors and holding the Board meetings according to circumstances so that it can quickly make decisions. One of the four directors is appointed from outside of our company to enhance supervisory function for appropriate operation of the Board.

An executive is appointed for each business unit to take responsibility for executing respective operation so that our management policy decided by the Board of Directors is reflected in actual operation in the business area extending into over 20 countries in the world.

We have appointed four corporate auditors all from outside of our company so that the Board of Auditors can audit without bias the operation of the Board of Directors and business execution by the directors. The Board of Auditors has formulated a guideline for the relationship with the external auditor in order to ensure independence of the external auditor which takes charge of audit of our consolidated financial statements. The guideline prohibits commissioning the external auditor any affair which may impair independence of the said auditor. The guideline has also established a system in which the Board of Auditors is to make advance approval according to the guideline for audit and non-audit services we receive from the said auditor.

As for the internal control functions of our whole group, we have established an effective internal control functions by considering our business model and the business environment surrounding our group. We have also appointed a full-time person for supervision at corporate affairs department and are developing this system in communication with the external auditor and legal advisors as well as the board of corporate auditors and the board of directors. In fiscal year 2004, we have implemented our Code of Conduct focusing on “ethical behavior”, “compliance with laws” and “full and fair disclosure” and clarified internal reporting channel and executed a survey of business process by physical inspections at major department both domestically and abroad. We will continually aim to establish internal control in the direction of strengthening our unique and global business operation which is not restricted by time, space and culture, and will also respond to the Sarbanes-Oxley Act of 2002 which is applicable to us because we are listed on the Nasdaq exchange.

(7). PARENT COMPANY AND OTHER RELATED COMPANIES

Not Applicable

OPERATING RESULTS AND FINANCIAL CONDITION

I. OPERATING RESULTS

(1). REVIEW OF CURRENT PERIOD

	(Unit: million yen)
	Net Sales	Operating income	Net income before tax	Net Earnings
FY2005	73,030	27,572	29,108	18,670
FY2004	62,049	26,078	26,325	15,875
Rate of Change	18%	6%	11%	18%

	(Unit: million yen)
	Net Sales
	FY2005	FY2004	Rate of Change (%)
Japan	29,416	25,443		16%
North America	15,417	11,891		30%
Europe	18,379	16,418		12%
Asia and Pacific Reg.	7,910	6,305		25%
Latin America	1,908	1,992	Δ	4%

[Overview of Current Business Performance]

The Japanese economy in this term showed a slight recovery from its stagnant phase and it has kept an expanding trend. According to the Short-term Economic Survey of Enterprise in Japan (Tankan) announced in December 2005, the diffusion index of large manufacturing enterprises had improved in 3 consecutive terms and the index is at the highest level since the survey in December 2004. In addition to this, improvements were observed in non-manufacturers and the medium and small business sector. These facts seem to indicate that the Japan economic recovery is spreading to all sectors. The possibility of a future increase in corporate profit and household income, will likely lead to expansion of capital investments and consumer spending. However, considering there is a possibility of the oil price retaining current high levels, now is not a time for optimism.

The global economy is in the same situation. There are concerns such as a slowdown of growth due to the escalated oil price, the possibility of the increase of inflationary pressure and the growth of global imbalances.

In the network security industry, the number of damages has been on a declining trend on a global basis since two years ago and the number of infection damages in this period is bellow that of the same period last year both in Japan and overseas.

The number of virus infection damages in this term in Japan was 45,208 reports and the number decreased substantially from that in the same period last year (63,657 reports) and the number was also slightly less than that in the year before last (45,238 reports). In 2005 the change in the trend of malicious code has clearly occurred. There was no specific type of virus which caused a global outbreak and stood out, but the damages due to virus became dispersed. It can be said that the trend has shifted to small scale infections and reports caused by various types of viruses. The background of this shift might be the change in the virus writers. It was said that the virus writers were criminals for pleasure in the past, but their purpose has now shifted to get concrete gains such as money. Different from the intention to cause disturbances in the public by spreading infections to the general public, the malicious code which is intended to steal passwords and the likes and use them for wrong purposes began to launch pinpoint attacks against their targets.

We, Trend Micro, predict future damage will be caused by traditional viruses and malicious code, and new threats including phishing and spyware and also BOT attacks - where third parties other than the authorized users take control of machines by remote control, creating a network of infected computers that they use to commit misdeeds. Attacks such as viruses and malicious code and new threats will cause varied types of damage, as the network comes under increasing numbers and types of malicious threats. The attacks and the damage they cause, have become more focused on monetary gain, on fraud and identity theft. The costs associated with those damages will also become enormous. Such a trend which became prominent in 2005 will further accelerate in the future.

Under such environment our group’s business conditions are as follows.

First of all, in Japan our sales showed healthy movement in the beginning of this period by maintaining the good sales of the previous fiscal year. Especially, with the full enforcement of the personal information protection law from April 2005, it was thought that the demand for the security products would spread to not only to major companies but also to medium to small companies. The introduction of the anti-virus products and content security products to the corporate market should have progressed further since April. In such circumstances, we had the incident of virus pattern file in the same month. As a result, this affected our local sales, especially, in the consumer market during the second quarter. In addition to the decrease in the sales of the consumer retail products due to our voluntary restraint on over-the-counter sales, there was also a concern about the influence on corporate customers. However, the sales of the corporate products maintained growth and we announced the termination of the incident on June 23, 2 months after the occurrence of it. As for the new version of our personal products “Virus Buster”, called “PC-Cillin” for Japan, launched in last November, its demand was increased by providing further functional enhancement and support service with the increase of damages by phishing and its sales showed an increase. On the other hand, the sales of our corporate products also were continuously steady and showed a healthy growth, and the demands for the service products including support increased. In addition to this, we launched a new product for medium and small companies and it has contributed to the growth.

Despite such influence, the amount of sales for this period was 29,416 million yen (16% increase from the same period in previous year).

In the North American region, its economy kept a brisk growth with the support of improved employment during the later part of the last year despite the hovering of high oil prices and concerns on the ending of the appreciation of housing investment and the movements of the expenditures related to the restoration from the hurricane damages. Under the circumstance with a downwind due to backgrounds such as a strong personal consumption throughout the year, the sales in the region where we had had an advantage in the products for corporate customers showed a substantial increase in the consumer market for which we had implemented reinforcement measures of sales channels. In the North American region under such circumstances, we acquired InterMute Inc. which provides anti-spyware technologies and Kelkea Inc. which provides IP filtering and Reputation service in view of the fact that the demand for the measures against the new threats mainly from spyware was significantly increased. We are enhancing our wide varieties of technologies to realize a multifaceted security measures against new threats that evolve every day. The demand for the medium and small companies’ business market continued to be strong and the sales for this period in the area came to 15,417 million yen (30% increase from the previous period).

In the European region, its economy was in a recovery phase led by foreign demand and began to show a gradual economic recovery. The European Central Bank (ECB) raised its interest rate at the end of 2005 for the first time in recent 5 years and fixed its ultralow interest policy that had kept with the stagnant economy in the background. Although there was a sign of the recovery of consumer spending, the economic outlook in this region was still in a situation that could not be optimistic. The unemployment rate of Germany and France were still at a high level and it has still uncertain abound whether the economic recovery tone leaded by foreign demand have an impact on domestic demand or not. Under these circumstances, security demand has been continued to show a steady increase in small and medium business solution of mainly France and Italy. Finally the sales of the region increased on a yearly basis despite our initial prediction for weak movement of European market. The sales for this period in the area came to 18,379 million yen (12% increase from the previous period).

In Asia and Pacific regions, the sales in Taiwan were expanded and the sales in Australia, where personal products showed excellent sales, were substantially expanded and its growth rate was comparable to that of the US. The net sales for this period in the regions came to 7,910 million yen (25% increase from the previous period).

At Latin America region, the net sales for this period in the region came to 1,908 million yen (4% decrease from the previous period) that was slight decrease as that in the last year due to the review of the government businesses.

As a result, the consolidated net sales for this period came to 73,030 million yen (18% increase from the previous period).

Meanwhile, operating expenses came to 34,330 million yen (39% increase from the previous period) due to the increases in the expense to deal with the pattern file incident and reorganization that will newly start in 2006. As a result, the consolidated operating income for this period came to 27,572 million yen (6% increase from the previous period) and the consolidated net income for this period came to 18,670 million yen (18% increase from the previous period effected by other operating income, changing the rate of tax, and others.

In addition, we plan to pay 565 yen for year-end cash dividend per share (the previous year-end cash dividend: 36 yen per share).

(2). Projection for the First Quarter of the fiscal year 2006 (from January 1, 2006 to March 31, 2006)

The business environment tends to drastically change over a short term. Consequently, it is difficult to calculate highly reliable values about the projection for the whole financial year. Instead, we make it a rule to announce a business forecast for the coming quarter term at the time of reporting quarterly results.

In the event forecast numbers are revised by more than 10% for net sales or 30% for operating income and net income from the last forecast, we will announce revision of the earnings forecast.

Business Forecast for the First Quarter of FY2006 (January 1 2006 – March 31 2006)

Consolidated Net Sales	19,500 million yen
Consolidated Operating income	7,800 million yen
Consolidated Current Net income	4,400 million yen

In development of the business forecasts the main assumed exchange rates are as follows.

1 US $	118 yen
1 Euro	139 yen

II. FINANCIAL CONDITION

CASH FLOW

	(Unit: million yen)
	FY2005		FY2004		Increase (Decrease)
Cash Flows from Operating Activities		20,646		24,900	Δ	4,254
Cash Flows from Investing Activity	Δ	12,738	Δ	16,030		3,292
Cash Flows from Financing Activity	Δ	2,406	Δ	3,250		844
Effect of Exchange Rate Changes on Cash and Cash Equivalents		1,202		569		633
Net increase (Decrease) in Cash and Cash Equivalents		6,704		6,189		515
Cash and Cash Equivalents at end of period		59,613		52,908		6,704

    [Overview of Cash Flow]

For the cash flows from operating activity for this period, income was decreased 4,254 million yen compared with the previous period and the balance was ended with a surplus of 20,646 million yen. This decrease in income is mainly due to increases in net income and substantial decrease in accrued income and other taxes.

For the cash flows from investing activity, expenditure was decreased 3,292 million yen compared with the previous period and the balance was ended with a deficit of 12,738 million yen. This decrease in expenditure is mainly due to substantial increase in income for proceeds from sales of marketable securities, etc.

For the cash flows from financing activity, expenditure was decreased 844 million yen compared with the previous period and the balance was ended with a deficit of 2,406 million yen. This decrease in expenditure is mainly due to there are no redemption of bonds and treasury stock related cash flow changed from net payments to net proceeds, etc.

Taking these increase and decrease and the effect of exchange rate changes on cash and cash equivalents into account, the cash and cash equivalents at end of this period was 59,613 million yen and was increased 6,704 million yen compared with the previous period.

[Trends of Cash Flow Indexes]

	(US GAAP)
	FY2003	FY2004	FY2005
Shareholder’s equity Ratio (%)	54.1	59.2	61.6
Capital Adequacy Ratio on Market Value Basis (%)	462.2	690.0	449.9
Debt Redemption Period (years)	0.4	—	—
Interest Coverage Ratio	103.3	218.2	5,566.4

	(Japan GAAP)
	FY2001	FY2002
Shareholder’s equity Ratio (%)	47.3	50.0
Capital Adequacy Ratio on Market Value Basis (%)	626.7	360.4
Debt Redemption Period (years)	1.2	0.8
Interest Coverage Ratio	44.2	49.4

Note

Shareholder’s equity Ratio:	(Total shareholder’s Equity)/(Total Assets)
Capital Adequacy Ratio on Market Value Basis:	(Total Market Value of Shares)/( Total Assets)
Debt Redemption Period:	(Interest-bearing Debt)/(Operating Cash Flow)
Interest Coverage Ratio:	(Operating Cash Flow)/(Interest Payment)

*	All indexes are calculated from the financial values on a consolidated basis.
*	“Total Market Value of Shares” is calculated as follows; “closing share price at the term end” multiplies by “number of shares issued at the term end “(net treasury stocks).
*	“Operating Cash Flow” is “Net cash flows provided by operating activity” in the consolidated statement of cash flows. “Interest-bearing Debt” is all debts with interest payments among the debts reported on consolidated balance sheet. “Interest Payment” is the amount of payment for interest expense in the consolidated statement of cash flows
*	With the enforcement of revision of “Rules on the terms, forms and making method of a consolidated financial statement” in March 2002, consolidated financial statements had been prepared based on USGAAP from the year ended December 31, 2003.

III. RISK FACTORS

The occurrence of any of the following risks could hurt our business, financial condition or results of operations. In such case, the trading price of our shares and the ADSs could decline and you could lose all or part of your investment. Other risks and uncertainties not now known to us or that we think are immaterial may also impair our business.

MAJOR SOFTWARE AND HARDWARE VENDORS MAY INCORPORATE ANTI-VIRUS PROTECTION IN THEIR PRODUCT OFFERINGS, WHICH COULD RENDER OUR PRODUCTS OBSOLETE OR UNMARKETABLE.

Major vendors of operating system software and other software such as firewall or e-mail software or computer hardware may decide to enhance or bundle their products with their other products to include anti-virus functions. These companies may offer anti-virus protection as a standard feature in their products, at minimal or no additional cost to customers. This could render our products obsolete or unmarketable, particularly if anti-virus products offered by these vendors were comparable or superior to our products. In addition, even if these vendors’ anti-virus products offered fewer functions than our products, or were less effective in detecting and cleaning virus-infected files, customers could still choose them over our products due to lower cost or for any other reasons.

Microsoft Corp., a major operating system vendor, has acquired some security vendors such as GeCAD Software Srl., an anti-virus software vendor in Romania. Microsoft Corp. announced that they would provide anti-virus products or services such as named “Windows OneCare™” or “Client Protection” in 2006. At this time, we do not know the details of those services or products, but if in fact Microsoft will launch those products or services, and/or, if anti-virus functions were to be included in its operating system products, this could have a material adverse effect on our business, financial condition and results of operations.

BECAUSE WE GENERATE SUBSTANTIALLY ALL OF OUR SALES FROM A SINGLE PRODUCT LINE, WE ARE VULNERABLE TO DECREASED DEMAND FOR SUCH PRODUCTS.

Unlike software companies with diversified product lines, we derive substantially all of our net sales from licensing and selling anti-virus software products. Although we have begun to offer more comprehensive network and internet security and management software and services, we expect anti-virus products to continue to account for the largest portion of our net sales for the foreseeable future. If the demand for, or the prices of, anti-virus products drop as a result of competition, technological change or other factors such as lower growth or a contraction in the worldwide anti-virus software market, this could have a material adverse effect on our business, financial condition and results of operations.

DETERIORATION IN OUR RELATIONSHIP WITH SOFTBANK BB CORP. COULD RESULT IN A DECREASE IN SALES OF OUR PRODUCTS.

We depend on our relationship with SOFTBANK BB (formerly SOFTBANK COMMERCE CORP.), which has played an instrumental role in the development of our business in Japan. SOFTBANK BB also has close relationships with many resellers and systems integrators through which we sell our anti-virus software to corporate end users in Japan. An adverse change in our relationship with SOFTBANK BB would result in decreased sales to SOFTBANK BB and could disrupt our relationship with many resellers of our products. This could make it difficult for us to market our products in Japan. Sales to SOFTBANK BB totaled approximately (Yen)9.2 billion, or 19.1%, of our net sales in fiscal 2003, approximately (Yen)10.4 billion, or 16.8%, of our net sales in fiscal 2004 and approximately (Yen)10.6 billion, or 14.5%, of our net sales in fiscal 2005. Because of our dependence on SOFTBANK BB, the price of shares and ADSs could fall as a result of adverse events affecting SOFTBANK BB, even if the events do not relate directly to us.

OUR PRODUCTS MAY BECOME OBSOLETE BECAUSE RAPID TECHNOLOGICAL CHANGE REGULARLY OCCURS IN THE ANTI-VIRUS SOFTWARE MARKET.

The anti-virus software market is characterized by:

•	rapid technological change;

•	the proliferation of new and changing computer viruses;

•	frequent product introductions and updates; and

•	changing customer needs.

These characteristics of our market create significant risks and uncertainties for our business success. For example, our competitors might introduce anti-virus products that are technologically superior to our products. Additionally, new software operating system, network system or anti-virus software industry standards could emerge. Emerging trends in these systems and standards currently include applications distributed over the Internet and the use of a Web browser to access client-server systems. Our existing products might be incompatible with some or all of such standards. Our business, financial condition and results of operations could materially suffer unless we are able to respond quickly and effectively to these developments.

OUR HARDWARE-BASED PRODUCTS FACE MANUFACTURING AND INVENTORY RISKS.

We rely on a small number of third parties to manufacture some of our hardware-based products, such as the Trend Micro Network VirusWall described in Item 4.B. We expect our reliance on third-party manufacturers to become more important as the number of our hardware-based products increases. Reliance on third-party manufacturers involves a number of risks, including a lack of control over the manufacturing process and the potential absence or unavailability of adequate capacity. If any of our third-party manufacturers cannot or will not manufacture our products in required volumes in compliance with environmental and other regulations in the markets we serve, on a cost-effective basis, in a timely manner, or at all, we will have to secure additional manufacturing capacity. The unexpected loss of any of our manufacturers could disrupt our business. Furthermore, our hardware-based products contain critical components supplied by a single or a limited number of third parties. Any significant shortage of components or the failure of the third-party supplier to maintain or enhance these products could lead to cancellation of customer orders or delays in the placement of orders and adversely affect our financial condition and results of operation.

WE MAY NOT GENERATE EXPECTED RESULTS IN STRATEGIC ALLIANCES

Because we are mainly focusing our business on the field of anti-virus software and do not offer other security products such as firewalls, we actively pursue strategic alliances with other companies that allow us to provide customers with integrated or other new products and services derived from the alliances. In fiscal year 2004, we began to provide a third party URL filtering solution and have signed contracts with Cisco Systems to integrate network worm and virus outbreak prevention services with Cisco’s products and services. To launch and provide such products and services, we may invest substantial cash and other resources in product developments, marketing promotions and support and maintenance activities. But we may not earn revenue successfully from alliances despite our efforts, and such alliance may be terminated or dissolved by various causes before generating revenue.

WE MAY NOT BE ABLE TO INCREASE OUR MARKET SHARE IN THE US AND EUROPEAN MARKETS BECAUSE OUR COMPETITORS ARE MORE ESTABLISHED THAN WE ARE IN THESE MARKETS.

We believe that our share of the anti-virus software market in the US and Europe is significantly small relative to the market shares of our principal competitors, despite the growth of our sales in these markets in fiscal 2004 and 2005. Because our competitors are already well-established in these key markets and have greater financial and other resources and market recognition, we may not be able to compete effectively for market share. If this happens, we may not be able to increase sales or our market share in these markets, which could materially hurt the prospects for growth in our business.

Some of our major competitors have the following important advantages over us in the US and European markets:

•	greater name recognition;

•	more diversified product lines;

•	larger customer bases; and

•	significantly greater financial, technical, marketing and other resources.

As a result, as compared to us, our competitors may be able to:

•	better withstand downturns in the anti-virus software market and in the computer software market in general;

•	adapt more quickly to new or emerging technologies or changes in customer requirements; or

•	more effectively and profitably market, sell and support their products.

WE MAY SUFFER A LOSS OF SALES AND MARKET SHARE IN OUR CORE JAPANSE MARKET IF OUR COMPETITORS ACHIEVE SUCCESS IN JAPAN.

Our major competitors, McAfee, Inc. and Symantec Corporation, are active in the Japanese anti-virus software market and have allocated significant resources to achieve success in the Japanese anti-virus software market. Although these competitors currently have smaller shares of the Japanese market than us, each has significantly greater financial, marketing and other resources than we do. Additionally, competition in our core Japanese market could intensify in the future if other competitors emerge. As a result of our competitors’ efforts, we may not be able to maintain our current leading market position in Japan in the future. Also, in order to respond effectively to increased competition, we may be required to devote more of our product development, marketing and other resources to the Japanese market, which could limit our ability to grow in other markets. A material loss of sales and market share in Japan as a result of our competitors’ success could have a material adverse effect on our business, financial condition and results of operations.

BECAUSE WE MAY ACQUIRE COMPANIES TO GROW OUR BUSINESS, FUTURE ACQUISITIONS MAY REDUCE OUR EARNINGS AND RESULT IN INCREASED COSTS IN OUR BUSINESS OPERATIONS.

In a rapidly changing industry, we occasionally review acquisition opportunities. Accordingly, we may seek to expand our business through acquisitions. Unlike some of our major competitors, we have limited experience in acquiring existing businesses. Future acquisitions could result in numerous risks and uncertainties, including:

•	our inability to retain customers, suppliers and other important business relationships of an acquired business;

•	difficulties in integrating an acquired company into Trend Micro, including the acquired company’s operations, personnel, products and information systems;

•	diversion of our management’s attention from other business concerns; and

•	adverse effects on our results of operations from acquisition-related charges, impairment of goodwill and purchased technology and possible recognition of impairment charge.

If we make such an acquisition using stock, our current shareholders’ ownership interests will be diluted. Any of these factors could materially hurt our business, financial condition and results of operations.

For example, in 2000, we acquired ipTrend to start a new business selling a Linux based remotely managed server appliance solution to small and medium sized companies. However, ipTrend performed poorly and was liquidated in December 2001. Due to the liquidation of ipTrend, (Yen) 2.3 billion was booked as goodwill write-off in 2001.

IF HACKERS GAIN UNAUTHORIZED ACCESS TO OUR SYSTEMS, WE COULD SUFFER DISRUPTIONS IN OUR BUSINESS AND LONG-TERM DAMAGE TO OUR REPUTATION.

We may be more susceptible to problems caused by hackers than other software companies. As an anti-virus software company that delivers virus protection products over the Internet, hackers specifically target us in order to cause us to transmit computer viruses or interrupt the delivery of our anti-virus software monitoring and security services over the internet which could result in further interruptions. We could suffer substantial disruptions in our business and material damage to our reputation which could in turn result in a significant loss of our customers and other important business relationships. We could also incur costs for public relations efforts following attacks by hackers. Hacker activities could also force us to incur substantial costs to fix technical problems or result in hackers gaining access to our proprietary information.

WE MUST EFFECTIVELY MANAGE OUR GROWTH.

Our business has grown rapidly. This growth has placed, and any future growth would continue to place, a significant strain on our limited personnel, management and other resources. Our ability to manage any future growth in our business will require us to:

•	attract, train, retain, motivate and manage new employees successfully;

•	effectively integrate new employees into our operations; and

•	continue to improve our operational, financial, management and information systems and controls.

If we continue to grow, our management systems currently in place may be inadequate or we may not be able to effectively manage our growth. In particular, we may be unable to:

•	provide effective customer service;

•	develop and deliver products in a timely manner;

•	implement effective financial reporting and control systems; and

•	exploit new market opportunities and effectively respond to competitive pressures.

WE SELL OUR PRODUCTS THROUGH INTERMEDIARIES WHO MAY NOT VIGOROUSLY MARKET OUR PRODUCTS, OR MAY RETURN OUR PRODUCTS.

We market substantially all of our products to end users through intermediaries, including distributors, resellers and value-added resellers. Our distributors sell other products that are complementary to, or compete with, our products. While we encourage our distributors to focus on our products, these distributors may give greater priority to products of other suppliers, including competitors’. They may also return the products to us under certain circumstances.

OUR CUSTOMERS MAY CANCEL OR DELAY THEIR PURCHASES OF OUR PRODUCTS, WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

Our products may be considered to be capital purchases by certain enterprise customers. Capital purchases are often uncertain and, therefore, are canceled or delayed if the customer experiences a downturn in its business prospects or as a result of unfavorable economic conditions. Any cancellation or delay could adversely affect our results of operations.

WEAK FINANCIAL CONDITIONS OF SOME OF OUR DISTRIBUTORS MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

Some of our distributors are experiencing financial difficulties worldwide, which may adversely impact our collection of accounts receivable. We regularly review the collectibility and creditworthiness of our distributors to determine an appropriate allowance for doubtful receivables. Our uncollectible accounts could exceed our current or future allowance for doubtful receivables, which would adversely impact our operating results.

OUR RESULTS OF OPERATIONS MAY SUFFER IF WE ARE REQUIRED TO PAY SIGNIFICANT AMOUNTS OF PENALTY PAYMENTS PURSUANT TO THE TERMS OF OUR SERVICE LEVEL AGREEMENTS.

We guarantee a certain quality of product support to our customers through our service level agreements. Pursuant to the terms of these agreements, under some circumstances, we are required to make penalty payments to our customers. For example, if we fail to provide our customers a virus pattern file within two hours of our receipt of a virus from the customer, the terms of the agreement require us to make a penalty payment to the dissatisfied customer which may amount up to 100% of the initial sale price. We have established reserves based on our assumptions and estimates. However, our assumptions and estimates may be wrong and our actual total penalty payments could materially exceed our reserves and adversely affect our results of operations and financial condition.

WE RELY HEAVILY ON OUR MANAGEMENT AND TECHNICAL PERSONNEL, WHO MAY NOT REMAIN WITH US IN THE FUTURE.

We rely, and will continue to rely, on a number of key technical and management employees, including our Chief Executive Officer, Eva Yi-Fen Chen. While we require our employees to sign employment agreements, our employees are generally not otherwise subject to noncompetition covenants. If any of our key employees leave, our business, results of operations and financial condition could suffer.

FLUCTUATIONS IN OUR QUARTERLY FINANCIAL RESULTS COULD CAUSE THE MARKET PRICE FOR OUR SHARES AND OUR ADSs TO BE VOLATILE.

We believe that our quarterly financial results may fluctuate in ways that do not reflect the long-term trend of our future financial performance. It is likely that in some future quarterly periods, our operating results may be below the expectations of public market analysts and investors. In this event, the price of our shares and our ADSs could fall.

Factors which could cause our quarterly financial results to fluctuate include:

•	timing of sales of our products and services due to customers’ budgetary constraints, seasonal buying patterns and our promotional activities;

•	new product introductions by our competitors;

•	significant marketing campaigns, research and development efforts, employee hiring, and other capital expenditures by us to drive the growth of our business;

•	changes in customer needs for anti-virus software; and

•	changes in economic conditions in our major markets.

WEAKNESS IN THE JAPANESE ECONOMY MAY HURT OUR BUSINESS PERFORMANCE BECAUSE JAPAN IS OUR LARGEST MARKET.

While our sales in the US and Europe have increased in recent years, we remain significantly dependent on the Japanese market. Net sales in Japan accounted for approximately 42% of our net sales in fiscal 2003, approximately 41% in fiscal 2004 and approximately 40% in fiscal 2005. In the past three years, the Japanese economy has performed poorly due to a number of factors, including weak consumer spending and lower capital investment by Japanese companies. We believe the sluggish Japanese economy has hindered growth in our net sales during the last three years. Because of our dependence on the Japanese market, any further deterioration in the condition of the Japanese economy could negatively impact our net sales.

FOREIGN EXCHANGE FLUCTUATIONS COULD LOWER OUR RESULTS OF OPERATIONS BECAUSE WE EARN REVENUES DENOMINATED IN SEVERAL DIFFERENT CURRENCIES.

Our reporting currency is the Japanese yen and the functional currency of each of our subsidiaries is the currency of the country in which the subsidiary is domiciled. However, a significant portion of our revenues and operating expenses is denominated in currencies other than the Japanese yen, primarily the US dollar, euro and the New Taiwan dollar. As a result, appreciation or depreciation in the value of other currencies as compared to the Japanese yen could result in material transaction or translation gains or losses which could reduce our operating results. These negative effects from currency fluctuations could become more significant if we are successful in increasing our sales in markets outside of Japan. We do not currently engage in currency hedging activities.

BECAUSE OUR BUSINESS DEPENDS SIGNIFICANTLY ON INTELLECTUAL PROPERTY, INFRINGEMENT OF OUR INTELLECTUAL PROPERTY COULD HURT OUR BUSINESS.

Our success depends upon the development of proprietary software technology. We rely on a combination of contractual rights and patent, copyright, trademark and trade secret laws to establish and protect proprietary rights in our software. If we are unable to establish and protect these rights, our competitors may be able to use our intellectual property to compete against us. This could limit our growth and hurt our business. At present, our US consolidated subsidiary holds seven issued US patents and our Taiwan consolidated subsidiary holds four issued US patents. It is possible that no additional patents will be issued to us or any of our subsidiaries. In addition, our issued patents may not prevent other companies from competing with us. We also enter into confidentiality agreements with our employees and license agreements with our customers, and limit access to our proprietary information and its distribution. However, we cannot guarantee that any of these measures will discourage others from misappropriating our technology or independently developing similar technology.

PRODUCT LIABILITY CLAIMS ASSERTED AGAINST US IN THE FUTURE COULD HURT OUR BUSINESS.

Our products are designed to protect customers’ network systems and personal computers from damage caused by computer viruses. As a result, if a customer suffers damage from viruses, the customer could sue us on product liability or related grounds, claim damages for data loss or make other claims. Additionally, as viruses are constantly evolving, purchasers of our software products must regularly update the software they have purchased from us with virus protection files that we make available for download from our website. Should we fail to properly test these virus protection files and distribute a defective file, these files could cause damage to the personal computers of our customers who have downloaded a defective file. For example, a file that we distributed on April 23, 2005 for an approximately 90 minute period caused the computers of those updating with the file to slow and, in some cases, shut down. Cases of our files damaging the computers or our customers could lead to significant damage to our reputation and customers could sue on product liability or related grounds. Furthermore, starting in 2001, we began selling hardware devices which could give rise to a higher incidence of product liability claims than we have up until now experienced. Our license agreements typically contain provisions, such as disclaimers of warranty and limitations of liability, which seek to limit our exposure to certain types of product liability claims. However, in some jurisdictions these provisions may not be enforceable on statutory, public policy or other grounds. We currently do not carry product liability insurance covering claims arising in the US Damage to our reputation or successful product liability or related claims brought against us could materially harm our business.

OUR BUSINESS FACES THE RISK OF INTERRUPTION FROM POWER SHORTAGES, EARTHQUAKES, OUTBREAK OF BIOLOGICAL VIRUSES AND OTHER HAZARDS.

We face a number of potential business interruption risks that are beyond our control. The State of California experienced intermittent power shortages in 2000, sharp increases in the cost of energy and even interruptions of service to some business customers. If power shortages continue to be a problem, our business may be materially adversely affected. Additionally, we may experience natural disasters that could interrupt our business.

Tokyo, where our corporate headquarter is located, is near a major earthquake fault. The impact of a major earthquake on our facilities, infrastructure and overall operations is not known. There is no guarantee that an earthquake would not seriously disturb our entire business operations. We are largely uninsured for losses and business disruptions caused by an earthquake and other natural disasters.

In addition, many of the key countries and regions in which we operate have sustained negative economic impact from events such as the continued fear of future terrorist attacks and the outbreak of severe acute respiratory syndrome, or SARS. Prolonged continuation of these adverse factors may hurt our results of operations and financial condition.

WE MAY HAVE TO CONSTRAIN OUR BUSINESS ACTIVITIES TO AVOID BEING DEEMED AN INVESTMENT COMPANY UNDER THE US INVESTMENT COMPANY ACT OF 1940.

In general, a company which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities, may be deemed to be an investment company under the US Investment Company Act of 1940. We do not believe that we are an investment company as defined under the US Investment Company Act of 1940. However, if we were to be deemed an investment company, we would be prohibited from issuing our securities in the United States and may have to terminate our US listing or other sponsorship promoting a US trading market for our issued securities. In order to avoid these prohibitions, we may be forced to forego otherwise attractive business opportunities, potentially limiting our growth and our profitability.

BECAUSE OF THE INFLUENCE OF OUR PRINCIPAL SHAREHOLDERS, OUR OTHER SHAREHOLDERS MAY BE UNABLE TO INFLUENCE OUR BUSINESS.

Our principal shareholders, including major shareholders who beneficially own more than 5% of the issued shares of our common stock and directors, beneficially owned approximately 34.4% of our outstanding shares as of December 31, 2005. These shareholders, if they act together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. Our principal shareholders may have strategic or other interests that conflict with the interests of our other shareholders. As a result, the concentration in our shareholdings may have the effect of delaying or preventing a change in control of Trend Micro, which could result in the loss of a significant financial gain to our shareholders.

OUR STOCK PRICE IS VOLATILE, AND INVESTORS BUYING THE SHARES OR ADSs MAY NOT BE ABLE TO RESELL THEM AT OR ABOVE THEIR PURCHASE PRICE.

Shares of our common stock are traded on the Tokyo Stock Exchange, which is the principal market for our shares. Recently, the US and Japanese securities markets have experienced significant price and volume fluctuations. The market prices of securities of high-tech companies, and internet companies in particular, have been especially volatile. Since trading in our shares commenced on the Tokyo Stock Exchange on August 17, 2000, our stock price has fluctuated between a low of (Yen) 1,440 and a high of (Yen) 9,005. Since trading in our ADSs commenced on the Nasdaq National Market on July 8, 1999, the price of our ADSs has fluctuated between a low of $12.16 and a high of $159.38. The closing price on the Tokyo Stock Exchange for our stock on December 30, 2005 was (Yen) 4,460, and the closing price on the Nasdaq National Market for our ADSs on December 30, 2005 was $38.45 per ADS. The market price of our shares and ADSs is likely to fluctuate in the future.

BECAUSE OF DAILY PRICE RANGE LIMITATIONS UNDER JAPANESE STOCK EXCHANGE RULES, YOU MAY NOT BE ABLE TO SELL YOUR SHARES OF OUR COMMON STOCK AT A PARTICULAR PRICE ON ANY PARTICULAR TRADING DAY, OR AT ALL.

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchange set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

3 CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

	(Thousands of yen)
	December 31, 2004		December 31, 2005
Account	Amount	%	Amount	%
<Assets>

Current assets:
Cash and cash equivalents	52,908,357		59,612,577
Time deposits	383,276		1,435,293
Marketable securities	15,288,575		22,395,365
Notes and accounts receivable, trade –less allowance for doubtful accounts (Yen) 292,815 in FY2004 and (Yen) 282,257 in FY2005, respectively –less sales returns (Yen) 572,123 in FY2004 and (Yen) 422,453 in FY2005, respectively	15,245,213		19,198,870
Inventories	201,243		359,897
Deferred income taxes	6,224,972		6,727,229
Prepaid expenses and other current assets	1,560,058		1,925,791

Total current assets	91,811,694	86.0	111,655,022	84.0

Investments and other assets:
Securities investments	9,831,913		11,159,428
Investment in and advances to affiliated companies	175,281		321,569
Software development costs	438,464		1,174,691
Other intangibles	296,368		1,390,434
Goodwill	—		2,130,179
Deferred income taxes	1,695,771		2,033,488
Other	636,009		671,800

Total investments and other assets	13,073,806	12.3	18,881,589	14.2

Property and equipment:
Office furniture and equipment	3,323,526		4,468,891
Other properties	1,165,173		1,539,195

	4,488,699		6,008,086
Less: Accumulated depreciation	(2,640,288)		(3,609,473)

Total property and equipment	1,848,411	1.7	2,398,613	1.8

Total assets	106,733,911	100.0	132,935,224	100.0

	(Thousands of yen)
	December 31, 2004		December 31, 2005
Account	Amount	%	Amount	%
<Liabilities, minority interest and shareholders’ equity>

Current liabilities:
Notes payable, trade	88,087		118,572
Accounts payable, trade	1,271,067		794,450
Accounts payable, other	2,699,762		3,208,625
Withholding income taxes	882,693		1,082,302
Accrued expenses	2,143,694		3,138,674
Accrued income and other taxes	7,192,085		5,476,791
Deferred revenue	24,634,662		31,506,315
Other	651,503		895,088

Total current liabilities	39,563,553	37.1	46,220,817	34.8

Long-term liabilities:
Deferred revenue	3,268,892		3,874,936
Accrued pension and severance costs	656,041		889,774
Other	70,665		82,056

Total long-term liabilities	3,995,598	3.7	4,846,766	3.6

Minority interest	—	—	4,531	0.0

Shareholders’ equity:
Common stock
Authorized
-December 31, 2004 250,000,000 shares (no par value)
-December 31, 2005 250,000,000 shares (no par value)
Issued
-December 31, 2004 135,755,872 shares	11,426,977
-December 31, 2005 136,603,725 shares			12,484,849
Additional paid-in capital	17,359,335		18,572,063
Retained earnings	42,165,026		55,971,955
Accumulated other comprehensive income
Net unrealized gain (loss) on debt and equity securities	284,348		657,885
Cumulative translation adjustments	(606,463)		1,459,600

	(322,115)		2,117,485

Treasury stock, at cost
-December 31, 2004 2,588,439 shares	(7,454,463)
-December 31, 2005 2,513,231 shares			(7,283,242)

Total shareholders’ equity	63,174,760	59.2	81,863,110	61.6

Total liabilities, minority interest and shareholders’ equity	106,733,911	100.0	132,935,224	100.0

(2) CONSOLIDATED STATEMENTS OF INCOME

	(Thousands of yen)
	For the year ended December 31, 2004		For the year ended December 31, 2005		Increase (Decrease)
Account	Amount	%	Amount	%	%
Net sales	62,049,254	100.0	73,029,901	100.0	17.7
Cost of sales:
Amortization of capitalized software, and Material	3,236,499		2,598,603
Maintenance	2,260,934		1,671,320
Customer Support	5,723,426		6,857,901

Total Cost of sales	11,220,859	18.1	11,127,824	15.2	(0.8)

Operating Expense:
Selling	16,009,409		20,944,484
Research and development	2,597,325		4,395,207
General and administrative	6,143,985		8,990,611

Total operating expenses	24,750,719	39.9	34,330,302	47.0	38.7

Operating income	26,077,676	42.0	27,571,775	37.8	5.7

Other incomes (expenses):
Interest income	451,217		836,910
Interest expense	(87,464)		(3,709)
Gain (loss) on sales of marketable securities	101,199		370,326
Foreign exchange gain (loss), net	(183,292)		327,257
Other income (expense), net	(34,350)		5,741

Total other income (expense)	247,310	0.4	1,536,525	2.1	521.3

Net income before tax	26,324,986	42.4	29,108,300	39.9	10.6

Income taxes:
Current	11,893,659		11,863,127
Deferred	(1,390,387)		(1,358,568)

	10,503,272	16.9	10,504,559	14.4	0.0

Income before minority interest and equity in earnings of affiliated companies	15,821,714	25.5	18,603,741	25.5	17.6
Minority interest in income of consolidated subsidiaries	—	—	(338)	0.0	—
Equity in earnings (losses) of affiliated companies	53,122	0.1	66,551	0.1	25.3

Net income	15,874,836	25.6	18,669,954	25.6	17.6

Per share data:
	Yen		Yen
Net income
-Basic	120.64		139.85
-Diluted	118.59		137.83

(3) CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	(Thousands of yen)
Account	For the year ended December 31, 2004	For the year ended December 31, 2005
Net income	15,874,836	18,669,954

Other comprehensive income (loss), before tax:
Unrealized gains (losses) on debt and equity securities:
Unrealized holding gains (loss) arising during period	514,117	1,375,136
Less reclassification adjustment for (gains) losses included in net income	(143,702)	(704,199)

	370,415	670,937

Foreign currency translation adjustments	(105,517)	2,066,063

Total	264,898	2,737,000

Income tax expense related to unrealized gains (losses) on debt and equity securities	(157,032)	(297,400)

Other comprehensive income (loss), net of tax	107,866	2,439,600

Comprehensive income	15,982,702	21,109,554

(4) CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	(Thousands of yen)
Account	For the year ended December 31, 2004	For the year ended December 31, 2005
<Common stock>
Balance at beginning of period	7,396,194	11,426,977
Exercise of stock purchase warrants and stock acquisition rights	4,030,783	1,057,872

Balance at end of period	11,426,977	12,484,849

<Additional paid-in capital>
Balance at beginning of period	13,165,881	17,359,335
Tax benefit from exercise of non-qualified stock warrants	498,905	155,323
Tax recognition derived from elimination of reversed warrant related with stock option plan	(312,708)	—
Loss on sales of treasury stock, net of tax	(22,941)	—
Exercise of stock purchase warrants and stock acquisition rights	4,030,198	1,057,405

Balance at end of period	17,359,335	18,572,063

<Retained earnings>
Balance at beginning of period	28,236,466	42,165,026
Net income	15,874,836	18,669,954
Stock issue costs, net of tax	(11,977)	(3,519)
Cash dividends	(1,829,260)	(4,794,028)
Loss on sales of treasury stock, net of tax	(105,039)	(65,478)

Balance at end of period	42,165,026	55,971,955

<Net realized gain (loss) on debt and equity securities>
Balance at beginning of period	70,965	284,348
Net change during the period	213,383	373,537

Balance at end of period	284,348	657,885

<Cumulative translation adjustments>
Balance at beginning of period	(500,946)	(606,463)
Aggregate translation adjustments for the period	(105,517)	2,066,063

Balance at end of period	(606,463)	1,459,600

<Treasury stock, at cost>
Balance at beginning of period	(4,416,763)	(7,454,463)
Purchase of treasury stock	(3,759,507)	(142,062)
Sales of treasury stock	721,807	313,283

Balance at end of period	(7,454,463)	(7,283,242)

Total shareholders’ equity	63,174,760	81,863,110

(5) CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Thousands of yen)
Account	For the year ended December 31, 2004	For the year ended December 31, 2005
Cash flows from operating activities:
Net income	15,874,836	18,669,954
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	1,590,743	1,878,050
Pension and severance costs, less payments	166,649	207,109
Deferred income taxes	(1,390,387)	(1,358,568)
(Gain) loss on sales of marketable securities	(101,199)	(370,326)
Equity in earnings of affiliated companies	(53,122)	(66,551)
(Gain) loss on sale and disposal of fixed assets	—	11,585
Minority interest	—	338
Changes in assets and liabilities:
Increase (decrease) in deferred revenue	7,293,488	6,209,680
(Increase) decrease in accounts receivable, net of allowances	(3,421,729)	(3,567,924)
(Increase) decrease in inventories	(124,093)	(124,971)
Increase (decrease) in notes and accounts payable, trade	379,882	(526,321)
Increase (decrease) in accrued income and other taxes	2,912,481	(1,826,959)
(Increase) decrease in other current assets	(90,479)	(34,426)
Increase (decrease) in accounts payable, other	823,199	381,414
Increase (decrease) in other current liabilities	1,107,855	1,336,703
(Increase) decrease in other assets	110,628	(207,984)
Other	(178,744)	34,809

Net cash provided by operating activities	24,900,008	20,645,612

Cash flows from investing activities:
Payments for purchases of property and equipment	(801,935)	(1,153,193)
Software development cost	(645,166)	(1,446,248)
Payments for purchases of other intangibles	(229,167)	(216,107)
Proceeds from sales of marketable securities	4,986,012	22,079,575
(Payment for)/Proceeds from marketable securities maturing within three months or less (net)	(2,156,191)	(189,708)
Payments for purchases of marketable securities and security investments	(17,240,100)	(28,043,534)
Payments for business acquisition	—	(2,716,702)
(Payments for)/Proceeds from time deposits	57,047	(1,052,017)

Net cash used in investing activities	(16,029,500)	(12,737,934)

Cash flows from financing activities:
Issuance of common stock pursuant to exercise of stock purchase warrants and stock acquisition rights	8,049,004	2,111,758
Redemption of bonds	(6,500,000)	—
Proceeds from/(Purchase of) treasury stock (net)	(3,165,679)	105,743
Tax benefit from exercise of non-qualified stock warrants	498,905	155,322
Tax recognition derived from elimination of reversed warrant related with stock option plan	(312,708)	—
Capital contribution from minority interest	—	4,193
Dividends paid	(1,819,607)	(4,782,764)

Net cash used in financing activities	(3,250,085)	(2,405,748)

Effect of exchange rate changes on cash and cash equivalents	568,994	1,202,290

Net increase (decrease) in cash and cash equivalents	6,189,417	6,704,220
Cash and cash equivalents at beginning of period	46,718,940	52,908,357

Cash and cash equivalents at end of period	52,908,357	59,612,577

Supplementary information of cash flow:
Payment for interest expense	114,121	3,709
Payment for income taxes	8,990,398	13,109,985

NOTES TO CONSOLIDATED FINANCIAL INFORMATION

1. Accounting Principles, Accounting Procedures and Methods for Presenting Consolidated Financial Statements

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), including Accounting Principles Board Opinion (“APB”), Statement of Financial Accounting Standards (“SFAS”), Emerging Issues Task Force Consensus (“EITF”) and the American Institute of Certified Public Accountants Statement of Position (“SOP”). The Company listed on the NASDAQ in July 1999, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the U.S. Securities and Exchange Commission. The Company maintains its books and records in conformity with accounting principles and practices generally accepted in Japan (“Japan GAAP”), and its foreign subsidiaries in conformity with those in the respective countries of their domicile. Certain adjustments and reclassifications, including those relating to the tax effects of temporary differences, valuation of debt and equity securities and revenue on post-contract support, have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory books of account.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant differences between accounting principles, accounting procedures and methods of presentation which are adopted by the Company and its subsidiaries (U.S. GAAP) and those in Japan (Japan GAAP) are as follows. However, the effect on income before income tax caused by the GAAP differences indicated below, are immaterial.

(1) Pension Accounting

The Company and subsidiaries account for the retirement benefit plan in accordance with SFAS No. 87 “Employers’ Accounting for Pensions”. The transitional difference, when SFAS No. 87 is first applied, shall be amortized on a straight-line basis over the average remaining service period. However, in our non-consolidated financial statements, the transitional difference was all charged to income in the first year of application of local pension accounting, in accordance with Japan GAAP.

(2) Disclosure of the loss on disposal of fixed assets

Under Japan GAAP, the loss on disposal of fixed assets is disclosed in “unusual profit and loss”. We have disclosed this amount in “Other incomes (expenses)” in our consolidated statement of income.

(3) Common stock issue costs

Common stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements. Under Japan GAAP, these costs are charged to income as incurred.

(4) Goodwill

The Company accounts for goodwill in accordance with SFAS 142, “Goodwill and Other Intangible Assets” which requires the discontinuance of amortization for goodwill and at least an annual test for impairment.

2. Summary of significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of the parent company and those of its majority-owned subsidiaries. All intercompany transactions and accounts are eliminated on consolidation.

Investments in affiliated companies (20 to 50 percent-owned companies) in which the ability to exercise significant influence exists are stated at cost plus the equity in undistributed earnings (losses). Net consolidated income includes the company’s equity in the current net earnings (losses) of such companies, after elimination of unrealized intercompany profit.

Consolidated subsidiaries:

All subsidiaries which are composed of the following 20 companies are consolidated:

[North America]

Trend Micro Inc.(USA)

[Europe]

Trend Micro (EMEA) Limited (Ireland)

Trend Micro France SA

Trend Micro Deutschland Gmbh (Germany)

Trend Micro Italy S.r.l.

Trend Micro (UK) Limited

[Asia Pacific]

Trend Micro Australia Pty.Ltd.

Trend Micro (China) Incorporated

Trend Micro Hong Kong Limited (China)

Trend Micro India Private Limited

Trend Micro Korea Inc.

Trend Micro Malaysia Sdn. Bhd.

Trend Micro (NZ) Limited (New Zealand)

Trend Micro (Singapore) Private Limited

Trend Micro Incorporated (Taiwan)

ipTrend Incorporated (Taiwan)

Trend Micro (Thailand) Limited

[Latin America]

Trend Micro do Brasil Ltda. (Brazil)

Servicentro TMLA,S.A.de C.V.(Mexico)

Trend Micro Latinoamerica S.A.de C.V. (Mexico)

ipTrend Incorporated (Taiwan) was liquided during the year ended December 31, 2005.

During the FY2005, the Company acquired 100% of the outstanding capital shares of Trend Micro Braintree Inc. (former InterMute, Inc.,) and Trend Micro San Jose, Inc (former Kelkea Inc.) in purchase business combinations. These acquisitions are intended to expand our service offerings for advanced data privacy protection and advanced IP filtering and reputation services technologies. The aggregate purchase price was (Yen) 2,746,505 thousand and (Yen) 2,130,179 thousand has been recorded as goodwill. All of (Yen) 2,130,179 thousand goodwill was allocated to North America Segment. As of December 31, 2005, these subsidiaries were merged with Trend Micro Inc.(USA). With the merger with Trend Micro Braintree, Inc., the Company has contingent consideration remaining in the amount of USD10,500 thousands (equivalent of (Yen) 1,239,735 thousand as converted using the year end exchange rate of ¥118.07/US$), subject to the predecessor company’s achievement of specified sales for the period beginning with the closing of the acquisition and ending twelve months thereafter. If this extra payment is made, the carrying amount of goodwill will be adjusted.

Affiliated companies:

The equity method of accounting is applied to investments in the following affiliated companies.

Soft Trend Capital Corporation (Japan)

Net STAR, Inc. (Japan)

Translation of foreign currencies

All asset and liability accounts of foreign subsidiaries are translated into Japanese yen at year-end rates of exchange and all income and expense accounts are translated at rates of exchange that approximate to those prevailing at the time of the transactions. The resulting translation adjustments are included in accumulated other comprehensive income (loss).

Foreign currency denominated receivables and payables are translated into Japanese yen at year-end rates of exchange and the resulting translation gains or losses are taken into current income.

Revenue recognition

The Company’s revenue is derived primarily from product revenue, which includes software product license and post-contract customer support services. Other revenue is composed of hardware revenue, royalty revenue and supplementary service revenue. Royalty revenue is comprised of fees from ‘Application service providers’ and ‘Internet service providers’ and supplementary services are comprised of fees from services based on ‘Premium support program’ and ‘Service level agreement’. Product revenue includes the type of limited sales of our products to other companies for inclusion in their products.

The Company licenses its software products under perpetual licenses. The Company sells its products and services via its direct sales force and through domestic and foreign intermediaries.

The Company applies the provisions of SOP 97-2, “Software Revenue Recognition”, as amended by SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” to all transactions involving the sale of software products and hardware transactions where software is not incidental. For hardware transactions where software is not incidental, the Company does not bifurcate the fee and apply separate accounting guidance to the hardware and software elements.

Revenue from the Company’s software product license and hardware where software is not incidental is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable, and collection of the resulting receivable, net of allowances for doubtful accounts and sales returns, is reasonably assured. Post-contract customer support services revenue which includes virus pattern updates, unspecified product version updates, telephone and online technical support and supplementary services revenue are deferred and recognized ratably over the service period. The Company allocates revenue to post-contract customer support services based on the fair value of the post-contract customer support services, which are determined based on separate sales of renewals to customers. Royalty revenue is recognized as earned unless collection of the related receivables is not assured in which case, it is recognized upon receipt of cash.

For all sales, the Company uses either a binding purchase order or signed license agreement as evidence of an arrangement. Sales through our intermediaries are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction-by-transaction basis.

At the time of the transaction, the Company assesses whether the fee associated with our revenue transactions is fixed and determinable and whether or not collection is reasonably assured. The Company assesses whether the fee is fixed and determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after our normal payment terms, which are 30 to 90 days from the invoice date, the Company accounts for the fee as not being fixed and determinable. In these cases, the Company recognizes revenue as the fees become due. The Company assesses collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company does not request collateral from our customers. If the Company determines that collection of a fee is not reasonably assured, the Company defers the fee and recognizes revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

The Company recognizes revenue from sales to intermediaries when products have been delivered to the intermediary. The Company primarily sells retail packages through intermediaries. After sale of a retail package, the Company may approve certain returns from intermediaries or end-users; therefore, the Company makes an estimate of returns from intermediaries or end-users based on its historical experience. The provision for estimated returns is recorded as a reduction to revenue at the time of the sale.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash on deposit with banks and all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable securities and Security investments

Marketable securities and security investments consist of debt securities, equity securities and mutual funds. Debt securities, equity securities and mutual funds designated as available-for-sale are carried at fair value with unrealized gains or losses included in accumulated other comprehensive income (loss), net of applicable taxes. Debt securities designated as held-to-maturity are carried at amortized cost. The Company classifies “available for sale” debt securities with maturities longer than one year as Securities investments in investments and other assets. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value for other than temporary declines in market value. Realized gains and losses, which are determined on the average cost method, are reflected in income.

Inventories

Finished products and raw materials are valued at the lower of weighted average cost or net realizable value. Work in process is stated at accumulated production costs.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property and equipment is computed on the declining-balance method for the parent company and on the straight-line method for foreign subsidiaries at rates based on estimated useful lives of the assets according to general class, type of construction and use. Estimated useful lives range mainly from 3 to 6 years for office furniture and equipment, and mainly from 3 to 6 years for other properties.

Intangible assets

Intangible assets, which mainly consist of software development costs and purchased software, are amortized on a straight-line basis over the estimated economic lives of the products, generally over twelve-month period for software development costs and a five-year period for purchased software and other intangibles.

Goodwill and other intangible assets

Goodwill is the excess of the purchase price of the acquired business over the fair value of its net tangible and identifiable intangible assets. Other intangible assets consist primarily of existing technology purchased by business acquisition.

We account for goodwill in accordance with SFAS 142, “Goodwill and Other Intangible Assets”. SFAS 142 requires, among other things, the discontinuance of amortization for goodwill and at least an annual test for impairment. An impairment review may be performed more frequently in the event circumstances indicate that the carrying value may not be recoverable.

SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives. Existing technology is amortized over 4 years.

Impairment of long-lived assets

The Company evaluates long-lived assets and definite lived intangible assets to be held and used whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Determination of recoverability is based on the sum of expected future cash flows (undiscounted and without interest charges) from the use and eventual disposition of the asset. If the fair value is less than the carrying amount of the asset, an impairment loss is recognized, based on the fair value of the asset.

Research and development costs and software development costs

All costs relating to research and development, to establish the technological feasibility of software products, are expensed as incurred. Under the Company’s software development process, technological feasibility is established on completing all substantial testing for the original English language version of the software. Local language versions of software, such as Japanese or Chinese, are produced from the English language version, by adding Japanese language or Chinese language related functions. Production costs for such local language versions of software product masters, incurred subsequent to the availability of original English language version software, are capitalized. Production costs of the local language software product masters, which include direct labor and overhead costs, are amortized to cost of sales using the straight-line method over the current estimated economic lives of the products, generally up to twelve months.

Management considers the Company’s capitalized software development costs to be fully recoverable from future product sales. Management estimates are based upon supporting facts and circumstances, and may be significantly impacted based upon subsequent changes in business conditions.

Advertising costs

Advertising costs are expensed as incurred.

Stock-based compensation

The Company accounts for its stock-based incentive awards in accordance with the intrinsic value method as per APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations. The Company complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148.

In October 1995, SFAS 123 established a fair value based method of accounting for employee stock based compensation. If compensation cost for the stock options with warrants, and the stock options with Stock acquisition rights been determined based on the fair value at the grant dates, as prescribed by SFAS 123, the Company’s pro forma net income and net income per share would have been as follows:

	(Thousands of Yen, except per share data)
	For the year ended December 31, 2004	For the year ended December 31, 2005
Net income:
As reported	15,874,836	18,669,954
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,249,180)	(3,771,794)

Pro forma net income	12,625,656	14,898,160

Net income per share:
As reported—
Basic	(Yen)120.64	(Yen)139.85
Diluted	118.59	137.83
Pro forma net income—
Basic	(Yen)95.95	(Yen)111.60
Diluted	94.32	109.99

Pro forma stock-based compensation expense has been revised to reflect the corrections in the amortization period, expected life term of the option and volatilities used to determine compensation expense. This correction impacts the pro forma net income and net income per share previously presented for fiscal 2004. As a result, the pro forma net income for fiscal 2004 decreased by (Yen) 609,159 thousand and the pro forma basic net income per share and pro forma diluted net income per share decreased by (Yen) 4.63 and (Yen) 4.55, respectively, compared to the amounts previously presented.

The fair values of the stock options with Stock acquisition rights were estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the year ended December 31, 2004 and 2005;

	For the year ended December 31, 2004	For the year ended December 31, 2005
Expected life (Years)	2.83-3.01	3.06
Volatility	53.44%-56.36%	47.69%-48.77%
Dividend yield	0.28%-0.32%	0.91%-0.94%
Risk-free interest rate	0.27%-0.28%	0.16%-0.47%

The fair value per share of options granted above during fiscal 2004 and 2005 were (Yen) 1,556 to 1,802 and (Yen) 1,203 to 1,225, respectively.

Income taxes

The current provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred assets (including deferred tax assets and liabilities on net unrealized gain or loss on debt and equity securities) of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Net income per share

Basic net income per share is computed based on the average number of shares of common stock outstanding for the period. Diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock. Net income per share is appropriately adjusted for any stock splits or free distributions of common stock.

Free distribution of common stock

On occasion, the Company has made free distributions of common stock to its shareholders which have been accounted for either by a transfer of the applicable par value from additional paid-in capital to the common stock account or with no entry if free shares were distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account in accordance with the Japanese Commercial Code. However, as a result of the amendments to the Japanese Commercial Code in 2001 where the concept of par-value of shares was eliminated effective from October 1, 2001, a free distribution of common stock to its shareholders is accounted for with no accounting entry. Under the Japanese Commercial Code, a stock dividend which is paid out of profits can be effected by an appropriation of retained earnings to the common stock account by resolution of the general shareholders’ meeting, followed by a free distribution with respect to the amount as appropriated by resolution of the Board of Directors.

Common stock issue costs

Common stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements as the Japanese Commercial Code prohibits charging such stock issue costs to capital accounts, which is the prevailing practice in the United States of America.

Comprehensive income

Other comprehensive income refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income but are excluded from net income as these amounts are recorded directly as adjustments to shareholders’ equity. The Company’s other comprehensive income primarily comprises unrealized gains or losses on debt and equity securities and foreign currency translation adjustments.

Market and credit risks

The anti-virus software market is characterized by rapid technological change and evolving industry standards in computer hardware and software technology. In addition, the markets for the Company’s products are highly competitive and rapidly changing. The Company could incur substantial operating losses if it is unable to offer products, which address technological and market place change in the anti-virus software industry.

Other financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, marketable securities and accounts receivable. The Company invests primarily in time deposits, money market funds and marketable securities and places its investments with high rating financial institutions. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains an allowance for uncollectible accounts receivable, if any, based upon the expected collectibility of accounts receivable.

3. Reclassifications

The Company disclosed the total of research and development costs and maintenance costs as “Research and development and maintenance” in a operating expense section of the consolidated profit and loss, and the details of these costs are noted. For FY2005, maintenance costs are included in costs of sales and prior year figures have been reclassified. In addition, customer support expense, which was disclosed as a part of operating expenses, are included in cost of sales for FY2005 and prior year figures have been reclassified.

4. Reconciliation of the difference between basic and diluted net income per share (“EPS”)

Reconciliation of the differences between basic and diluted EPS for the year ended December 31, 2004 and 2005, is as follows:

	For the year ended December 31, 2004	For the year ended December 31, 2005
	Thousands of Yen
Net income available to common stock holders	(Yen)15,874,836	(Yen)18,669,954

	Thousands of Shares
Weighted-Average shares	131,589	133,498
Effect of dilutive securities:
Stock options	2,274	1,958
Weighted-Average shares for diluted EPS computation	133,863	135,456

	Yen
Basic EPS:	(Yen)120.64	(Yen)139.85
Diluted EPS:	118.59	137.83

Shareholders’ equity per share as of December 31,2004 and 2005 were as follows:

	(Yen)
	December 31, 2004	December 31, 2005
Shareholders’ equity per share	474.40	610.51

5. Cash and cash equivalents

Cash and cash equivalents as of December 31,2004 and 2005 were as follows:

	(Thousands of yen)
	December 31, 2004	December 31, 2005
Cash	49,189,396	52,665,059
Time deposits with original maturities of three months or less	3,718,961	6,947,518

	52,908,357	59,612,577

6. Time deposits

Our U.S. subsidiary had (Yen) 26,720 thousand and (Yen) 31,751 thousand of restricted cash set aside in accordance with the terms of building lease agreements as at December 31, 2004 and 2005, respectively. The restricted cash is included in time deposits.

7. Marketable securities and securities investments

Marketable securities and securities investments include mutual funds and debt and equity securities for which the aggregate fair value, gross unrealized gains and losses and cost pertaining to “available-for-sale” investments as of December 31,2004 and 2005, were as follows:

< Available for sale: >	(Thousands of yen)
	December 31, 2004
	Cost	Gains	Losses	Fair value
Mutual funds	6,823,896	466,020	—	7,289,916
Equity securities	—	—	—	—
Debt securities	17,142,091	226,557	185,123	17,183,525

Total	23,965,987	692,577	185,123	24,473,441

< Available for sale: >	(Thousands of yen)
	December 31, 2005
	Cost	Gains	Losses	Fair value
Mutual funds	8,825,910	310,291	—	9,136,201
Equity securities	—	—	—	—
Debt securities	22,985,181	263,558	138,138	23,110,601

Total	31,811,091	573,849	138,138	32,246,802

The contractual maturities of available-for-sale debt securities as of December 31, 2005 were as follows:

	(Thousands of yen)
	Aggregated Par value	Estimated Fair Value
Due less than one year	12,514,039	12,488,684
Due after one to two years	6,284,669	6,262,444
Due after two to three years	3,401,564	3,334,781
Due after three years	1,000,000	1,024,692

Debt securities	23,200,272	23,110,601

The net unrealized gain on “available-for-sale” securities included in the separate component of shareholders’ equity, net of applicable taxes, increased by (Yen) 197,606 thousand and decreased by (Yen) 65,902 thousand, for the year ended December 31, 2004 and 2005, respectively.

Proceeds from sales of “available-for-sale” securities for the year ended December 31,2004 and 2005 were (Yen) 4,986,012 thousand and (Yen)22,079,575 thousand, respectively. Realized gains (losses) on sales of “available-for-sale” securities for the year ended December 31, 2004 and 2005 were (Yen) 101,199 thousand and (Yen) 370,326 thousand, respectively.

The following table shows our investment’s gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31,2004 and 2005.

	(Thousands of yen)
	December 31, 2004
	Less than 12 months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale:
Mutual funds	—	—	—	—	—	—
Equity securities	—	—	—	—	—	—
Debt securities	9,308,944	25,410	833,114	159,713	10,142,058	185,123

Total	9,308,944	25,410	833,114	159,713	10,142,058	185,123

Investments, which were in an unrealized loss positions as of December 31, 2004, are comprised of U.S. dollar and Euro denominated public debts. The Company concluded that the impairments of these securities are not other than temporary in consideration of fluctuation of exchange rates and high credit rating of the issuers.

	(Thousands of yen)
	December 31, 2005
	Less than 12 months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale:
Mutual funds	—	—	—	—	—	—
Equity securities	—	—	—	—	—	—
Debt securities	10,766,393	84,372	3,223,769	53,766	13,990,162	138,138

Total	10,766,393	84,372	3,223,769	53,766	13,990,162	138,138

Investments, which were in an unrealized loss positions as of December 31, 2005, are comprised of U.S. dollar and Euro denominated public debts. The Company concluded that the impairments of these securities are not other than temporary in consideration of fluctuation of exchange rates and high credit rating of the issuers.

The aggregate cost of the Company’s cost method investments totaled (Yen) 123,648 thousand at December 31, 2005. All the cost method investments were not evaluated for impairment because (a) the Company did not estimate the fair value of those investments in accordance with paragraphs 14 and 15 of SFAS 107 and (b) the Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments.

8. Research and development and maintenance costs, and software development costs

Research and development costs incurred up to the point where all substantial testing for the original English version product is complete, are charged to income as operating expense. Such research and development costs charged to income were (Yen) 2,597,325 thousand, (Yen) 4,395,207 thousand for the years ended December 31, 2004 and 2005, respectively.

Maintenance costs are fees, which relate to product version updates to enable product to cope with newly prevailing computer viruses and bug fixing, are recorded as cost of sales. The maintenance costs included in cost of sales were (Yen) 2,260,934 thousand, (Yen) 1,671,320 thousand, for the years ended December 31, 2004 and 2005, respectively.

Software development costs relating to the local language related functions (representing software development costs as shown in consolidated balance sheets) after netting the related accumulated amortization, are capitalized and amortized to cost of sales as follows:

	(Thousands of yen)
	For the year ended December 31, 2004	For the year ended December 31, 2005
Software development costs:
Balance at beginning of year	505,616	438,464
Additions, at cost	645,166	1,446,248
Amortization for the year	(712,318)	(710,021)

Balance at end of year	438,464	1,174,691

9. Debt

Debt comprises the following:

	(Thousands of yen)
	December 31, 2004	December 31, 2005
Unsecured 1.9% bonds, due 2006 with detachable warrants	4,000,000	4,000,000

	4,000,000	4,000,000
Less – treasury bonds:
Unsecured 1.9% bonds, due 2006 with detachable warrants	(4,000,000)	(4,000,000)

	—	—

Based on the Company’s incentive plans, the parent company issued unsecured bonds with detachable warrants and bought all of the warrants at the same time for the purpose of distributing such instruments to the directors and certain employees of the parent company and its subsidiaries as a part of their remuneration.

The Japanese Commercial Code restricts redemptions and extinguishments of these bonds in case the amount of each outstanding bond is less than the aggregate amount of exercise price of each outstanding warrant. Therefore, in order to reduce interest costs, the parent company repurchased a part of the bonds through the market with an intention to hold the treasury bonds until they can be extinguished legally. However, as the repurchase transaction is deemed as redemption of the bonds in substance, the treasury bonds are offset with the bonds on the face of consolidated balance sheets. There was no repurchase transaction for the year ended December 31, 2004 and 2005.

10. Stock Option

Based on the Company’s 2002 incentive plans, the Company issued the following bonds with detachable warrants to the public.

1.	Board meeting approval	March 26,2002 and April 2,2002
2.	Date of bond issuance	April 18, 2002
3.	Maturity date	April 18, 2006
4.	Amount of each bond (Thousands of yen)	4,000,000
5.	Issued to	Public
6.	Date on which the bonds were fully redeemed	—
7.	Exercise price per each warrant	(Yen)3,450
8.	Warrant exercise period	From April 3, 2003 to April 11, 2006
9.	Number of shares represented by warrants	1,159,420
10.	Outstanding as of December 31, 2004	737,391
11.	Outstanding as of December 31, 2005	575,942

Upon issuance of bond, the Company bought all of the warrants and distributed such instruments to the directors and certain employees of the Company and its subsidiaries as a part of their remuneration.

These transactions were accounted for as issuance of debt to the public, as an issuance of warrants to the directors and certain employees of the Company and its subsidiaries. The issuance of warrants to the directors and employees was accounted for under APB 25.

Warrant activity was as follows:

Thousands of shares represented by warrants
Outstanding at December 31, 2004	737
Granted	—
Exercised	161
Expired	—
Cancelled	—

Outstanding at December 31, 2005	576

Exercisable Stock warrants at December 31, 2005	576

The grants of April 18, 2002 did not result in deferred compensation.

Based on the resolution of the extraordinary general shareholders’ meeting of the Company on September 12, 2002, Trend Micro adopted at the meeting of the board of directors on February 4, 2003 the following resolutions regarding Stock acquisition rights and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 1,999,500 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on February 12,2003. The options granted are exercisable from November 1, 2003 through October 31, 2007.

Based on the resolution of the fourteenth ordinary general shareholders’ meeting of the Company on March 26, 2003, Trend Micro adopted at the meeting of the board of directors on May 20, 2003 the following resolutions regarding Stock acquisition rights in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 2,500,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on May 28,2003. The options granted are exercisable from May 28, 2004 through May 27, 2008.

Based on the resolution of the fourteenth ordinary general shareholders’ meeting of the Company on March 26, 2003, Trend Micro adopted at the meeting of the board of directors on November 6, 2003 the following resolutions regarding Stock acquisition rights in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 1,500,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on November 14, 2003. The options granted are exercisable from November 14, 2004 through November 13, 2008.

Based on the resolution of the fifteenth ordinary general shareholders’ meeting of the Company on March 25, 2004, Trend Micro adopted at the meeting of the board of directors on April 20, 2004 the following resolutions regarding Stock acquisition rights in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 3,000,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on April 28, 2004. The options granted are exercisable from April 28, 2005 through April 27, 2009.

Based on the resolution of the fifteenth ordinary general shareholders’ meeting of the Company on March 25, 2004, Trend Micro adopted at the meeting of the board of directors on October 20, 2004 the following resolutions regarding Stock acquisition rights in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 2,000,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on October 28, 2004. The options granted are exercisable from October 28, 2005 through October 27, 2009.

Based on the resolution of the sixteenth ordinary general shareholders’ meeting of the Company on March 25, 2005, Trend Micro adopted at the meeting of the board of directors on July 14, 2005 the following resolutions regarding Stock acquisition rights in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 3,457,500 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on July 22, 2005. The options granted are exercisable from July 22, 2006 through July 21, 2010.

Based on the resolution of the sixteenth ordinary general shareholders’ meeting of the Company on March 25, 2005, Trend Micro adopted at the meeting of the board of directors on December 6, 2005 the following resolutions regarding Stock acquisition rights in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 2,500,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on December 14, 2005. The options granted are exercisable from December 14, 2006 through December 13, 2010.

Option activity under this plan was as follows:

Thousands of shares represented by warrants
Outstanding at December 31, 2004	9,037
Granted	5,958
Exercised	796
Expired	—
Cancelled	1,289

Outstanding at December 31, 2005	12,910

Exercisable Stock acquisition rights at December 31, 2005	3,128

The grants of Stock acquisition rights to the directors and employees were accounted for under APB No.25. The exercise price per share for the rights granted of (Yen)2,230 issued on February 12, 2003, (Yen)1,955 issued on May 28, 2003, (Yen) 2,695 issued on November 14, 2003, (Yen)4,310 issued on April 28,2004, (Yen)5,090 issued on October 28,2004, (Yen)3,840 issued on July 22,2005 and (Yen)3,950 issued on December 14,2005 was determined as equivalent to the fair market value of the Company’s share at the time of the grants. Consequently, the grant of the Stock acquisition rights did not result in deferred compensation.

11. Employee benefit plans

Pension and severance plans

The parent company has an unfunded retirement allowance plan (“Plan”) covering substantially all of its employees who meet eligibility requirements under the Plan. Under the Plan, employees whose service with the company is terminated are, under most circumstances, entitled to lump-sum severance indemnities, determined by reference to current basic rate of pay, length of service and conditions under which the termination occurs.

Additionally, the parent company has been a member of Kanto IT Software welfare pension plan, which is categorized as multi-employer pension plan. Total pension expense for multi-employer pension plan was (Yen) 83,833 thousand in 2004 and (Yen) 116,081 thousand in 2005, respectively.

Effective from March 1, 1998, the Taiwan subsidiary introduced a defined benefit pension plan, which covers substantially all of its employees. Under the plan, only employees who are 55 years or older with services for more than 15 years or who have been employed for more than 25 years at the retirement date are entitled to receive benefits. Benefits awarded under the plan are based primarily on current rate of pay and length of service.

Effective from July 2005, Taiwan subsidiaries had a defined contribution pension plan called Labor Pension Act (LPA). Some employees who had joined a defined benefit pension plan transferred to the new plan. New employees who joined the Taiwan subsidiary after July 2005 can choose the new pension plan only.

Effective from July 1, 1998, the parent company’s U.S. subsidiary has a 401(k) retirement plan, which covers substantially all of its employees. Under the plan, employees contribute a certain percentage of their pre-tax salary up to the maximum dollar limitation prescribed by the United States Internal Revenue Code.

Certain other subsidiaries have defined benefit pension plans or retirement plans, which cover substantially all of their employees, under which the cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on current rate of pay and length of service.

Information regarding the Japanese defined benefit pension plans of the Company based on unfunded plan is shown below:

	(Thousands of yen)
	December 31, 2004	December 31, 2005
Change in benefit obligation:
Benefit obligation at beginning of year	437,883	467,571
Service cost	143,711	128,935
Interest cost	6,383	6,731
Actuarial (gain)/loss	(73,381)	(7,486)
Benefits paid	(47,025)	(28,174)

Projected benefit obligation at end of year	467,571	567,577

Unrecognized net actuarial gain (loss)	30,498	37,984
Unrecognized net transition obligation	—	—

Accrued benefit cost	498,069	605,561

	(Thousands of yen)
	For the years ended December 31, 2004	For the years ended December 31, 2005
Components of net periodic benefit cost:
Service cost	143,711	128,935
Interest cost	6,383	6,731
Amortization of unrecognized transition obligation	311	—
Recognized actuarial loss	—	—

Net periodic pension cost	150,405	135,666

	(Thousands of yen)
	December 31, 2004	December 31, 2005
Accumulated benefit obligation	309,559	404,187

	December 31, 2004	December 31, 2005
Assumptions used to determine benefit obligations at December 31:
Discount rate	1.50%	1.00%
Rate of compensation increase	5.50%	4.32%

	For the years ended December 31, 2004	For the years ended December 31, 2005
Assumptions used to determine net periodic benefit cost for years ended December 31:
Discount rate	1.50%	1.50%
Rate of compensation increase	5.50%	5.50%

The following benefit payments, which reflected expected future service, as appropriate, are expected to be paid:

Thousands of yen
Estimated Future Benefit Payments Year ending December 31:
2006	40,455
2007	47,944
2008	58,950
2009	70,984
2010	71,777
2011-2015	474,757

The measurement date used to determine above plans are November 30, 2004 and November 30, 2005, respectively.

Information regarding the defined benefit pension plans for consolidated foreign subsidiaries is shown below:

	(Thousands of yen)
	December 31, 2004	December 31, 2005
Change in benefit obligation:
Benefit obligation at beginning of year	296,439	442,716
Service cost	78,024	56,546
Interest cost	9,220	16,135
Actuarial (gain)/loss	56,903	128,070
Benefits paid	(2,516)	—
Foreign currency exchange impact	4,646	48,542

Projected benefit obligation at end of year	442,716	692,009

Change in plan assets:
Fair value of plan assets at beginning of year	(95,322)	(124,552)
Actual return on plan assets	(1,305)	(2,231)
Employer contribution	(28,637)	(28,464)
Benefits paid	2,516	—
Foreign currency exchange impact	(1,804)	(13,111)

Fair value of plan assets at end of year	(124,552)	(168,358)

Funded status	318,164	523,651
Unrecognized prior service cost	(49,923)	(31,059)
Unrecognized net actuarial loss	(110,269)	(249,439)

Accrued benefit cost	157,972	243,153

	(Thousands of yen)
	For the years ended December 31, 2004	For the years ended December 31, 2005
Components of net periodic benefit cost:
Service cost	78,024	56,546
Interest cost	9,220	16,135
Expected return on plan assets	(3,614)	(4,943)
Amortization of prior service cost	2,444	2,953
Recognized actuarial loss	1,004	3,341
Amendments	—	20,220

Net periodic pension cost	87,078	94,252

	(Thousands of yen)
	December 31, 2004	December 31, 2005
Accumulated benefit obligation	209,810	324,192

	December 31, 2004	December 31, 2005
Assumption used to determine benefit obligation at December 31:
Discount rate	3.25%	2.50%
Rate of compensation increase	4.00%	4.00%

	For the years ended December 31, 2004	For the years ended December 31, 2004
Assumptions used to determine net periodic benefit cost for years ended December 31:
Discount rate	3.25%	3.25%
Expected return on plan assets	3.25%	3.25%
Rate of compensation increase	3.75%	4.00%

Asset Allocation

December 31, 2005
Allocation (%)
Type of investment:
Cash	49.32
Government Loan	5.80
Equity	20.05
Notes	13.90
Bonds	10.93

Total	100.00

The Company has no control over the investment, since a government appointed manager and custodian manages them.

Expected return on assets of 3.25% used to determine net periodic benefit cost for years ended December 31, 2005 was determined based on the information provided by the above-mentioned government appointed manager and custodian. Historical returns are taken into consideration.

The Company expects to contribute (Yen) 29,531 thousand to its pension plan in 2006.

The following benefit payments, which reflected expected future service, as appropriate, are expected to be paid:

Thousands of yen
Estimated Future Benefit Payments Year ending December 31:
2006	275
2007	293
2008	314
2009	339
2010	368
2011-2015	21,609

The measurement date used to determine above plans are December 31, 2004 and December 31, 2005, respectively.

Under the Japanese Commercial Code and local practice, the Company may make severance payments to a retired director or corporate auditor with shareholder approval, if the Company’s management proposes such payments based on a resolution of the Board of Directors. The Company does have an internal rule to determine the amounts of severance payments to corporate auditors, and in accordance with this rule, retirement benefits for corporate auditors are provided at an estimate of the amount to be paid if all eligible corporate auditors resigned at the balance sheet date.

Post-retirement benefits other than pensions and post-employment benefits

The Company does not provide health care or life insurance benefits to retired employees, nor does it provide benefits to former or inactive employees after employment but before retirement.

12. Financial instruments

(1) Derivative instruments

The Company has a policy not to utilize any derivative financial instruments with off-balance sheet risk. In accordance with the policy, the parent company and its subsidiaries did not employ any derivative financial instruments.

(2) Fair value of financial instruments

Other than debt and equity securities, the fair value of which are disclosed in “Marketable securities and securities investments”, the Company’s involvement in financial assets and liabilities with market risk is limited to cash and cash equivalents, time deposits, notes and accounts receivable, trade, notes and accounts payable, trade, and long-term debt. The estimated fair value of cash and cash equivalents, time deposits, notes and accounts receivable, trade, and notes and accounts payable, trade are carried at amounts, which approximate fair value. At December 31,2004 and 2005, there was substantially no long-term debt including the current portion.

13. Commitments and contingent liabilities

The Company provides a service based on ‘Service level agreement’ (“the Agreement”) where the Company guarantees a certain level of services rendered to customers. The Company is required to pay penalties up to the limited amounts defined in the Agreement if the Company cannot perform the services as specified in the Agreement. Based on yearly experiences of payment, the Company has established no liabilities for specific liabilities as of December 31, 2004 and 2005.

Effect on Our Results of Operations from Distribution of a Defective Virus Pattern File in April 2005

On April 23 2005, the Company distributed a defective virus pattern file that resulted in damage to the computers of our customers who downloaded the file. As a result, we took steps to resolve our customers’ problems and ensure that a similar problem would not reoccur. We have incurred (Yen) 991 million related to this issue for the year ended December 31, 2005 as operating expenses. There is some possibility of incurring further cost, however Management expects additional cost will be insignificant.

14. Segment Information

The Company specializes in the ‘Security software business’.

The Company discloses Operating Segment information as required by FAS 131 “Disclosures about Segments of an Enterprise and Related Information”. The information provided to the chief operating decision maker for assessing the Company’s performance includes 5 regional segments and a corporate segment. The five operating segments by region are Japan, North America, Europe, Asia Pacific and Latin America. The other operating segment is Corporate, which is comprised of Research and development, Marketing, Customer support and Administrative departments that operate and bring benefits to the Company worldwide.

Below is summarized information of our operating segments’ sales and operating income (loss). These figures comply with the accounting policies disclosed in the Notes to these consolidated financial statements.

	(Thousands of yen)
	Net sales to external customers		Operating income (loss)
	For the year ended December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2004	For the year ended December 31, 2005
Japan	25,443,297	29,416,077	16,599,993	18,636,462
North America	11,891,452	15,416,991	7,543,325	10,483,801
Europe	16,417,611	18,379,304	9,732,567	10,330,980
Asia Pacific	6,304,675	7,909,753	1,678,826	2,836,044
Latin America	1,992,219	1,907,776	1,282,044	1,092,793
Corporate	—	—	(10,759,079)	(15,808,305)

Consolidated Total	62,049,254	73,029,901	26,077,676	27,571,775

Significant customer

	(Thousands of yen)
	For the year ended December 31, 2004		For the year ended December 31, 2005
Customer	Net Sales	Ratio	Net Sales	Ratio
SOFTBANK BB	10,396,225	16.8%	10,604,947	14.5%

15. Deferred Revenue by Region

	(Thousands of yen)
	As of December 31, 2004		As of December 31, 2005
	Current	Non-current	Current	Non-current
Japan	10,797,359	1,571,325	12,429,867	1,542,109
North America	5,149,233	447,905	7,529,743	856,903
Europe	6,348,575	1,120,078	7,779,059	1,289,305
Asia Pacific	1,838,870	129,584	2,579,002	186,619
Latin America	500,625	—	1,188,644	—

Total	24,634,662	3,268,892	31,506,315	3,874,936

16. Subsequent events

On January 27th 2006, a settlement agreement for a suit of infringement of a patent was concluded. Based on a principal term of the agreement, the company will receive USD 15,000 thousands (equivalent of (Yen) 1,766,250 thousands).

17. Status of manufacturing and actual sales

(1) Manufacturing result

	Period	(Thousands of Yen)

Product	For the year ended December 31, 2004	For the year ended December 31, 2005
PC client	93,039	226,606
LAN server	34,351	104,232
Internet server	250,983	359,633
All Suite products	—	—
Other products	130,456	392,499

Total	508,829	1,082,970

(Note)

1.	Amount is based on manufacturing cost.
2.	Consumption tax is not included in the amount above.
3.	All Suite products were manufactured as separate products and sold as All Suite products. Therefore there is no capitalization of All Suite products for the year ended December 31, 2004 and 2005.

(2) Sales result

	Period	(Thousands of Yen)

Product	For the year ended December 31, 2004	For the year ended December 31, 2005
PC client	16,889,881	19,714,453
LAN server	3,310,419	3,278,568
Internet server	16,647,154	18,373,789
All Suite products	18,596,603	24,484,969
Other products	1,890,719	3,494,862

Sub-total	57,334,776	69,346,641

Other service	4,714,478	3,683,260

Total	62,049,254	73,029,901

February 9 2006

Report of Earning Results (Non-consolidated)

for Fiscal Year Ended December 31, 2005

[ Prepared in accordance with Japan GAAP ]

Company:	Trend Micro Incorporated		Tokyo Stock Exchange 1st Section
Code:	4704		Location : Tokyo
(URL http://www.trendmicro.co.jp/)
Representative:	Title	Representative Director and Chief Executive Officer
	Name	Eva Cheng
Contact:	Title	Controller, Finance & Accounting Department and General Manager, Business Support Department
	Name	Yuzuru Nanami	(Phone: 81-3-5334-3600)

Date of the board of directors meeting Date of shareholder’s meeting			February 9, 2006 March 28, 2006

The company can distribute semi-annual cash dividends based on the Articles of corporation.

The company adopts Unit Stock method. (One unit: 500 shares)

1. Financial Highlights for FY2005 (January 1, 2005 through December 31, 2005)

(1)	Results of operations (All figures are rounded down to millions of yen.)

	Sales	(Compared to the previous year)	Operating income	(Compared to the previous year)	Ordinary Income	(Compared to the previous year)
	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY2005	48,228	(21.3)	21,823	(12.9)	22,423	(14.8)
FY2004	39,771	(27.8)	19,327	(56.7)	19,530	(55.9)

	Net income	(Compared to the previous year)	Net income per share (Basic)	Net income per share (Diluted)	Return on shareholders’ equity	Ordinary income/ total assets ratio	Ordinary income ratio
	Millions of yen	%	Yen	Yen	%	%	%
FY2005	13,122	(9.7)	98.30	96.88	24.8	28.9	46.5
FY2004	11,965	(55.3)	90.93	89.38	30.3	30.4	49.1

(Note)
1. Number of weighted average shares outstanding:	133,498,438 shares (FY2005) 131,588,738 shares (FY2004)
2. Change in accounting principle: None
3. The percentage of sales, operating income, ordinary income and net income are compared with the prior fiscal year.

(2) Cash dividends

	Annual cash dividends per share			Total dividends (Annual)	Dividend-payout ratio	Dividend/stockholders’ equity ratio
		As of June end	As of Dec end
	Yen	Yen	Yen	Millions of Yen	%	%
FY2005	56.00	0.00	56.00	7,509	57.0	12.8
FY2004	36.00	0.00	36.00	4,794	39.6	10.1

(3) Financial Position

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of yen	Millions of yen	%	Yen
FY2005	83,692	58,515	69.9	436.39
FY2004	71,344	47,499	66.6	349.89

(Note)

1. Number of shares issued at the end of fiscal year:	134,090,494 shares (FY2005)
135,755,872 shares (FY2004)
2. Number of treasury stocks at the end of fiscal year:	2,513,231 shares (FY2005)
2,588,439 shares (FY2004)

Non–consolidated Financial Statements

(1) Condensed non-consolidated balance sheets

		(Thousands of yen)
	Period	FY2004 (As of December 31, 2004)			FY2005 (As of December 31, 2005)
Account	Note	Amount		Percentage	Amount		Percentage
(Assets)
Current assets
1 Cash and bank deposits			35,147,820			36,425,321
2 Accounts receivable, trade	2		10,188,334			11,158,987
3 Marketable securities			988,103			5,919,607
4 Product			62,536			83,715
5 Raw material			9,106			10,171
6 Stores			15,146			31,008
7 Intercompany short-term loan receivables			30,259			34,552
8 Prepaid expense			102,858			116,588
9 Other receivables	2		95,921			182,357
10 Deferred tax assets			5,743,800			5,886,541
11 Others	2		466,603			842,434
12 Allowance for bad debt			Δ32,231			Δ56,094

Total current assets			52,818,259	74.0		60,635,190	72.4

Non-current assets
1 Tangible fixed assets
(1) Buildings		390,519			419,840
Accrued depreciation		149,697	240,821		187,198	232,642

(2) Fixtures and fittings		667,596			650,041
Accrued depreciation		405,642	261,954		414,064	235,976

Total Tangible fixed assets			502,775	0.7		468,619	0.6
2 Intangible fixed assets
(1) Software			301,144			1,032,322
(2) Software in progress			170,715			432,456
(3) Others			13,473			627,551

Total intangible fixed assets			485,333	0.7		2,092,330	2.5
3 Investments and other non-current assets
(1) Investments in securities			13,162,002			16,779,345
(2) Investments in subsidiaries and affiliates			2,225,347			2,152,563
(3) Investments in capital funds			535,875			—
(4) Investments in capital of affiliates			5,277			5,277
(5) Intercompany long-term loan receivables			51,871			59,231
(6) Security deposits			325,181			324,894
(7) Member ship			—			4,000
(8) Deferred tax assets			1,295,405			1,292,730
(9) Allowance for bad debt			Δ51			Δ59,231
(10) Allowance for loss on investments in subsidiaries and affiliates			Δ62,365			Δ62,365

Total investments and other non-current assets			17,538,546	24.6		20,496,446	24.5

Total non-current assets			18,526,655	26.0		23,057,396	27.6

Total assets			71,344,914	100.0		83,692,587	100.0

	Period	FY2004 (As of December 31, 2004)		FY2005 (As of December 31, 2005)
Account	Note	Amount	Percentage	Amount	Percentage
(Liabilities)
Current liabilities
1 Accounts payable, trade	2	181,971		150,183
2 Account payables, other	2	3,007,008		5,757,523
3 Accrued corporate tax and others		5,944,000		3,574,476
4 Accrued consumption taxes		428,479		151,867
5 Accrued expenses		367,211		377,944
6 Advances received		161,295		48,674
7 Deposits received		77,805		76,356
8 Allowance for sales return		357,039		144,289
9 Warrants		381,600		298,050
10 Deferred revenue		10,797,358		12,429,867
11 Others		21,849		32,987

Total current liabilities		21,725,619	30.5	23,042,220	27.5

Non-current liabilities
1 Deferred revenue		1,571,324		1,542,109
2 Allowance for retirement benefits		548,028		586,482
3 Allowance for retirement benefits for directors and corporate auditors		—		5,836

Total non-current liabilities		2,119,353	2.9	2,134,428	2.6

Total liabilities		23,844,973	33.4	25,176,648	30.1

(Shareholders’ equity)

Common stock	1, 6	11,426,977	16.0	12,484,849	14.9

Capital surplus
1 Capital reserve		13,946,348	19.5	15,087,304	18.0

Accumulated earnings
1 Legal reserve		20,833	0.0	20,833	0.0
2 Unappropriated retained earnings at the end of the period		29,254,795	41.0	37,517,773	44.9

Valuated difference on other securities	4	305,450	0.5	688,420	0.8

Treasury stock	5	Δ7,454,463	10.4	Δ7,283,242	8.7

Total shareholders’ equity		47,499,941	66.6	58,515,938	69.9

Total liabilities and shareholders’ equity		71,344,914	100.0	83,692,587	100.0

(2) Condensed non-consolidated income statements

		(Thousands of yen)
	Period	FY2004 (As of December 31, 2004)			FY2005 (As of December 31, 2005)
Account	Note	Amount		Percentage	Amount		Percentage
Total sales
1 Sales		25,443,345			29,416,076
2 Royalty	1	14,327,811	39,771,157	100.0	18,812,881	48,228,958	100.0

Cost of sales
1 Beginning inventory		30,877			62,536
2 Cost of development		508,829			1,082,970
3 Amount of goods purchased		1,264,363			892,925
4 Transferred from other accounts		712,318			573,202

Total		2,516,388			2,611,635
5 Transferred to other accounts		516,134			1,091,591
6 Ending inventory		62,536			83,715

Balance in hand		1,937,717			1,436,328
7 Software maintenance fee		2,260,626			1,676,350
8 Customer support cost		2,944,679	7,143,023	18.0	3,458,963	6,571,641	13.6

Gross profit		0	32,628,133	82.0	0	41,657,317	86.4
Selling and administrative expense	2		13,301,077	33.4		19,833,523	41.1

Operating income			19,327,056	48.6		21,823,793	45.3
Non-operating income
1 Interest income		19,785			19,752
2 Interest on marketable securities		127,978			208,206
3 Exchange gain		4,674			—
4 Gain on sale of securities		101,198			460,822
5 Others		50,106	303,743	0.8	16,587	705,367	1.4

Non-operating expense
1 Bond interest expense		28,342			—
2 Loss on sale of securities		—			90,496
3 Exchange loss		—			6,935
4 Expenses of subscription rights		20,668			5,932
5 Others		51,638	100,648	0.3	2,368	105,733	0.2

Ordinary income			19,530,151	49.1		22,423,428	46.5

	Period	FY2004 (As of December 31, 2004)				FY2005 (As of December 31, 2005)
Account	Note	Amount			Percentage	Amount			Percentage
Extraordinary gain
1 Gain from reverse of unexecuted warrant			887,420	887,420	2.2		—

Extraordinary loss
1 Loss on disposal of fixed assets			8,046				57,485
2 Allowance for loss on investment in subsidiaries and affiliates			62,365				—
3 Loss from liquidation of subsidiaries and affiliates			—				7,142
4 Loss from debt forgiveness of subsidiaries and affiliates			—				23,975
5 Expense of customer support for the trouble	3		—	70,411	0.2		990,980	1,079,584	2.2

Net income before tax				20,347,160	51.2			21,343,844	44.3
Corporate tax, local inhabitant tax and enterprise tax			9,940,768				8,624,165
Income taxes-deferred		Δ	1,558,666	8,382,101		Δ	402,804	8,221,361

Net income				11,965,058	30.1			13,122,482	27.2
Unappropriated retained earnings brought forward				17,417,716				24,460,768

Disposal loss of treasury stock				127,979				65,477

Unappropriated retained earnings at the end of the period				29,254,795				37,517,773

(3) Proposed appropriation of retained earnings

	Period (Thousands of yen)
Account	FY2004 (From January 1, 2004 To December 31, 2004)		FY2005 (From January 1, 2005 To December 31, 2005)
I Unappropriated retained earnings at the end of the period		29,254,795		37,517,773
II Profit appropriation
1. Dividends	4,794,027	4,794,027	7,509,067	7,509,067

III Unappropriated retained earnings carried forward		24,460,768		30,008,705

Significant accounting policies and practices for preparing annual financial statements

1. Accounting for evaluation of securities

(1) Securities

Investments in affiliates and in subsidiaries

Cost basis by moving average method

Available-for-sale

Available-for-sale with market value:

The securities are stated at the market value method based on the value at the end of the period (valuated differences are recognized in equity directly not to reflect to net earnings and cost of selling is determined by the moving average method).

Available-for-sale without market value:

Cost basis by moving average method

(2) Derivatives

Market value method

(3) Inventories

Finished goods • Raw materials • Supplies

Cost basis by moving average method

2. Depreciation and amortization method for fixed assets

(1) Property and equipment

Declining-balance method

Building (excluding facilities and leasehold improvement) acquired after April 1, 1998 are depreciated by straight- line method.

Useful life of the main fixed assets are following :

Buildings : 3 – 28 years

Equipment : 2 – 10 years

(2) Intangibles

<Software for sale>

Straight-line method over the estimated useful lives (12 months).

<Software for internal use> Straight-line method over the estimated useful lives (5 years). <Other intangibles> Straight-line method over the estimated useful lives

3. Accounting for deferred assets	Stock issue costs and bond issue costs are charged to expenses when incurred.

4. Accounting policies for provisions

(1) Allowance for bad debt

In order to reserve future losses from default of notes and account receivable, allowance for bad debt is provided.

The amount is determined using the percentage based on actual doubtful account loss against total of debts. As for high-risk receivables, expected unrecoverable amount is considered individually.

(2) Allowance for loss on investments in subsidiaries and
      affiliates

In order to reserve future loss from investments in subsidiaries and affiliates, allowance for loss on investments in subsidiaries and affiliates is provided based on consideration of subsidiary’s financial condition and expected recoverability.

(3) Allowance for sales return

In order to reserve future losses from sales return subsequent to the fiscal year end, allowance for sales return is provided based on the past experience in the sales return.

(4) Allowance for retirement benefits

In order to reserve future losses arising from retirement of employees, allowance for retirement benefits is provided based on retirement benefit liabilities projected at the end of the period.

Actuarial gains and losses are expensed in the following accounting period.

(5) Allowance for retirement benefits for directors and

      corporate auditors

Retirement benefits for directors and corporate auditors are provided at an estimate of the amount to be paid in accordance with the internal rules if all eligible directors and corporate auditors resigned their offices at the balance sheet date

5. Policy for translation of major foreign-currency assets and liabilities into Yen.	Foreign-currency financial assets and liabilities are translated into yen at the spot rate effective at the end of the period. Exchange difference is treated as a profit/loss.

6. Revenue recognition policy

Revenue recognition method for Post Contract Customer Support Service.

Basically, the product license agreement contracted with the end-user states the article for PCS (customer support and upgrading of products and its pattern files).

The company applies the following revenue recognition method for the portion of PCS. Portion of PCS revenue is recognized separately from total revenue and is deferred as deferred revenues under current liabilities and non-current liabilities based on the contracted period.

Deferred revenue is finally recognized evenly over the contracted period.

7. Accounting policy for leased assets	Finance leases without transfer of ownership of the leased assets are accounted for in the same manner as applied for operating leases.

8. Other important matters for preparing annual financial statements

(1) Consumption tax

Transactions subject to consumption tax are stated at the amount net of the related consumption tax.

(2) Accounting for stock warrants granted to some officers and employees.

The Company adopts incentive plans where warrants to purchase parent company’s shares are granted to directors and certain employees after parent company issues bonds with detachable warrants and immediately repurchases all of the warrants. Compensation costs are measured at repurchase costs of warrant securities at the point of grant because that is the only compensation scheme which grants warrants to directors and employees. Warrant portion of the bonds is recorded as “other current liability (warrants)” upon issuance and then transferred to “additional paid-in capital” upon exercise.

In addition, the Company has adopted incentive plans of Stock Option (Subscription right method) for directors, employees and staff seconded based on section 280-20 and 280-21 of the Business Law. The company does not recognize compensation expense for these schemes.

Change in Presentation

(Balance sheets)

“Amendment of Securities and Exchange Law” (97th law, enacted on June 9, 2004) and other related rules requires companies to treat investment in limited partnership for investment operation and other similar partnership as investment in securities. In accordance with the amendment, the Company changed its balance sheet disclosure of investments in partnership for investment operation amounted to 535,875 thousands of yen as of December 31,2004, from “Investments in capital funds” to “Investments in securities”, both component of “Investments and other non-current assets”. The amount of the investments in limited partnership for investment operation, which is included in “Investments in securities”, is 1,184,342 thousands of yen as of December 31,2005.

Additional Information

(Allowance for retirement benefits for directors and corporate auditors)

From this fiscal year, in order to reserve future retirement benefits of directors and corporate auditors, allowance for retirement benefits for directors and corporate auditors is provided based on the amount to be paid in accordance with the internal rules if all eligible directors and corporate auditors resigned their offices at the balance sheet date. The amount of provision of the allowance for this fiscal year, 5,836 thousands of yen, is accounted as selling, general and administrative expenses.

(Introduction of Taxation of Corporation by Size of their business)

Due to the introduction of Taxation of Corporation by the Size of their businesses, the enterprise tax amount levied by corporate sized aspect taxation is accounted for as selling, general and administrative expenses from this fiscal year in accordance with Practical Solution Report No.12, “Presentation for Corporate Size-Based Aspect of Corporate Income Tax on Income Statement” issued by the Accounting Standards Board of Japan. As a result, selling, general and administrative expenses increased by 172,810 thousands of yen and operating income, ordinary income and income before taxes decreased by the same amount, respectively.

(Representation of software maintenance fee and customer support expenses)

The company represents software maintenance fee and expenses related to customer support operations as “Software maintenance fee” and “Customer support cost”, respectively, in “Cost of sales” in this fiscal year, which were represented in “Selling and administrative expense” until last fiscal year. According to this change, 2,260,626 thousands of yen of software maintenance fee and 2,944,679 thousands of yen of expenses related to customer support operations of last fiscal year were reclassified as “Cost of sales”.

Notes

(Non–consolidated balance sheets)

(Thousands of yen)
FY2004 (As of December 31, 2004)		FY2005 (As of December 31, 2005)
*1 Number of shares authorized Common stock: 250,000,000 shares Number of shares issued Common stock: 135,755,872 shares		*1 Number of shares authorized Common stock: 250,000,000 shares Number of shares issued Common stock: 136,603,725 shares

*2 Notes to intercompany balances which are not disclosed separately are as follows. (1) Receivables		*2 Notes to intercompany balances which are not disclosed separately are as follows. (3) Receivables
Accounts receivables, trade	4,387,037	Accounts receivables, trade	3,972,893
Other receivables	87,633	Other receivables	173,268
Other current assets	8,331	Other current assets	11,013

Total	4,483,002	Total	4,157,176

(2) Payables		(4) Payables
Accounts payables, trade	57,521	Accounts payables, trade	34,707
Other payables	1,237,587	Other payables	3,644,826

Total	1,295,108	Total	3,679,534

3       Treasury bonds

In order to grant or transfer warrants to the directors and certain employees of the Company and affiliated companies, the Company issued unsecured bonds with detachable warrants. Under pre-revised section 341-8-4 of the Business Law, the redemption and retirement of these bonds are restricted when total amount of bonds is less than the total amount of issue price of the stocks from unexecuted warrants.

To reduce interest costs, the Company repurchased a part of the issued bonds after warrants were detached. The purpose of the repurchase is to hold the treasury bonds until they can be retired legally and it is same as the redemption substantially.

Thus, bonds and treasury bonds are disclosed in net amount in the balance sheet as follows.

3       Treasury bonds

In order to grant or transfer warrants to the directors and certain employees of the Company and affiliated companies, the Company issued unsecured bonds with detachable warrants. Under pre-revised section 341-8-4 of the Business Law, the redemption and retirement of these bonds are restricted when total amount of bonds is less than the total amount of issue price of the stocks from unexecuted warrants.

To reduce interest costs, the Company repurchased a part of the issued bonds after warrants were detached. The purpose of the repurchase is to hold the treasury bonds until they can be retired legally and it is same as the redemption substantially.

Thus, bonds and treasury bonds are disclosed in net amount in the balance sheet as follows.

	(Thousands of yen)		(Thousands of yen)
	Non-current liability		Current liability
Bonds	4,000,000	Bonds	4,000,000
Treasury bonds	(4,000,000)	Treasury bonds	(4,000,000)

	—		—

*4 The amount of increase of net assets based on Section 124-3 of the enforcement regulation of the Commercial Code. 305,450 thousands of yen				*4 The amount of increase of net assets based on Section 124-3 of the enforcement regulation of the Commercial Code. 688,420 thousands of yen

*5 Number of treasury stocks Common stock: 2,588,439 shares				*5 Number of treasury stocks Common stock: 2,513,231 shares

*6 Description of increases in the number of shares issued				*6 Description of increases in the number of shares issued
Type of issuance of shares	Number of shares issued	Issue price per share	Increase in common stock	Type of issuance of shares	Number of shares issued	Issue price per share	Increase in common stock
Exercise of stock warrant detached from bonds and subscription warrant	3,135,772	—	4,030,782	Exercise of stock warrant detached from bonds and subscription warrant	847,853	—	1,057,872

(Non-consolidated income statement)

(Thousands of yen)
FY2004 (From January 1, 2004 To December 31, 2004)		FY2005 (From January 1, 2005 To December 31, 2005)
*1 Intercompany sales included in net sales 14,327,859		*1 Intercompany sales included in net sales 18,812,881

*2 Major components of selling, general and administrative expenses are as follows.		*2 Major components of selling, general and administrative expenses are as follows.
Sales promotion cost	3,282,458	Advertising and sales promotion cost	5,699,622
Advertising	333,668	Salaries and bonuses	2,285,414
Salaries and bonuses	2,237,924	Retirement benefit cost	115,768
Retirement benefit cost	144,831	Depreciation expense	96,347
Depreciation expense	100,542	Outside service fee	1,315,869
Outside service fee	1,005,875	Research and development costs	4,361,290
Research and development costs	2,600,209	Intercompany charge	3,059,994
Intercompany charge	1,554,453	Allowance for bad debt	83,043
Allowance for bad debt	219

		* The sales promotion cost and the advertising were added up at this year.

*3     Expense of customer support for the trouble

Trouble was found in the virus pattern file distributed on April 23, 2005 and damage occurred in our user. Therefore, our company executes the solution of restoration and the problem and the relapse prevention measures etc. of damage to the user, and is summing up cost related to a counter measure concerned as an extraordinary loss.

(Lease Transactions)

None

(Marketable Securities)

FY2005 (as of December 31, 2005)

None of investments in subsidiaries and affiliates have fair value.

FY2004 (as of December 31, 2004)

None of investments in subsidiaries and affiliates have fair value.

Per Share Data

	FY2004	FY2005
	(From January 1, 2004 To December 31, 2004)	(From January 1, 2005 To December 31 2005)
Net asset per share	349.89	436.39
Net income per share – Basic	90.93	98.30
Net income per share – Diluted	89.38	96.88

*	Basis of calculation for net income per share and diluted net income per share as follows

	FY2004	FY2005
	(From January 1, 2004 To December 31, 2004)	(From January 1, 2005 To December 31 2005)
Net income per share
Net income (Thousands of Yen)	11,965,058	13,122,482
Earnings not allocated to common stock (Thousands of Yen)	—	—
Net income for common stock	11,965,058	13,122,482
Numbers of weighted average shares outstanding	131,588,738	133,498,438

Net income per share – Diluted Increased common stock	2,274,499	1,957,774
Details of shares not included in the computation of Diluted earning per share (Since it did not have dilutive effect)	—

•      1,874,000 shares, which were based on stock acquisition rights and approved at shareholder’s meeting on March 25, 2004 and regulated by commercial law 280–20 and 280–21, were issued on October 28, 2004

(Accounting for deferred tax)

(Thousands of yen)
FY2004 From January 1, 2004 to December 31, 2004		FY2005 From January 1, 2005 to December 31, 2005
1. Major items causing deferred tax assets and liabilities		1. Major items causing deferred tax assets and liabilities

(Deferred tax assets)		(Deferred tax assets)

Current assets		Current assets
Deferred Revenue	4,393,445	Deferred Revenue	5,057,712
Accrued enterprise taxes	579,417	Accrued enterprise taxes	262,613
Allowance for sales return	208,913	Allowance for sales return	58,711
Uncertainty accrued expenses	330,276	Uncertainty accrued expenses	400,073
Valuated difference on other securities	14,797	Other	166,107
Other	254,170	Valuation allowance	(5,126)
Valuation allowance	(37,221)	Offset with deferred tax liability (Current)	(53,550)

Total	5,743,800	Total	5,886,541

Non-current assets		Non-current assets
Deferred revenue	639,372	Deferred revenue	627,484
Intangibles	388,239	Intangibles	559,632
Loss on evaluation for investments in securities	142,308	Loss on evaluation for investments in securities	231,262
Pension and severance costs	217,687	Pension and severance costs	235,986
Evaluation loss on investment in capital fund	90,601	Other	57,108
Other	41,551	Offset with deferred tax liability (Non-current)	(418,744)

Offset with deferred tax liability (Non-current)	(224,353)	Total	1,292,730

Total	1,295,405

Deferred tax assets total	7,039,206	Deferred tax assets total	7,179,271

(Deferred tax liability)		(Deferred tax liability)
Non-current assets		Current assets
Valuated difference on other securities	(224,353)	Valuated difference on other securities	(53,550)
Offset with deferred tax assets (Non-current)	224,353	Offset with deferred tax assets (Current)	53,550

Total	—	Total	—

		Non-current assets
Deferred tax liability total	—	Valuated difference on other securities	(418,744)
		Offset with deferred tax assets (Non-current)	418,744

Total : Net deferred tax assets	7,039,206	Total	—

		Deferred tax liability total	—

		Total : Net deferred tax assets	7,179,271

2.      Major items causing differences between statutory rate and effective rate after tax effect accounting.

Due to variance by less than five hundredth between statutory rate and effective rate after tax effect accounting, footnote is omitted.

2. Major items causing differences between statutory rate and effective rate after tax effect accounting.
Statutory tax rate (Adjustment)	40.69%
Permanent deference	0.58%
R&D tax credit & IT investment credit	(2.28)%
Others	(0.47)%

Effective tax rate after tax effect accounting	38.52%

(Significant subsequent events)

On January 27th 2006, a settlement agreement with a U.S. security company was concluded which was relevant to a suit about infringement of a patent of the company. Based on a principal term of the agreement, the company will receive 15,000 thousand U.S. dollars (1,766,250 thousand yen) from the U.S security company.

(Change of Directors)

None

Brief Information

Sales of Major Regions based on Local Currencies (Unaudited)

	1Q2003	2Q2003	3Q2003	4Q2003	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005
U.S. (1,000 US$)	18,287	19,303	22,054	23,749	24,524	24,661	29,398	31,398	32,514	32,339	37,592	37,046
Applied rate to yen	118.91	118.50	117.35	108.78	107.42	109.78	109.99	105.63	104.59	107.72	111.24	117.43

U.K. (1,000 Euro)	7,331	7,765	8,713	11,210	10,397	11,276	12,026	15,561	7,844	7,293	6,137	5,604
Applied rate to yen	127.76	135.31	131.71	129.71	134.03	132.42	134.43	137.65	136.99	135.47	135.75	139.39

Germany (1,000 Euro)	7,012	6,887	8,070	9,813	9,178	9,197	10,525	11,715	9,202	10,056	8,483	9,207
Applied rate to yen	127.73	134.74	132.08	129.68	134.00	132.45	134.36	137.24	137.03	135.14	135.70	139.57

*	Effective from January 1, 2005, due to structural changes within EMEA Region, certain Revenues derived from specific distributors or countries previously booked under the UK, German and Italian subsidiaries, started to be booked under Irish subsidiary.

February 9, 2006

Trend Micro Incorporated